PROSPECTUS SUPPLEMENT                                     Subject to Completion
(To Prospectus dated December 13, 1996)                         January 7, 1997



                                1,750,000 Shares

                                 MGI Properties

                                  Common Shares


                                  -------------


     MGI Properties (the "Trust" or "MGI") is a self-administered equity real estate investment trust ("REIT") that owns and operates a diversified portfolio of income producing real estate consisting of 55 commercial properties and five multifamily residential properties. Approximately 50% of MGI's properties are located in New England.



     To ensure that the Trust maintains its qualification as a REIT, ownership by any person, with certain exceptions, is limited to 9.0% of the Trust's outstanding shares of beneficial interest. See "Description of Capital Stock" in the accompanying Prospectus.



     The Trust's common shares (the "Common Shares") are listed on the New York Stock Exchange (the "NYSE") under the symbol "MGI." On January 6, 1997, the last reported sale price of the Common Shares on the NYSE was $22.00 per share. See "Market Prices of Common Shares and Dividends to Shareholders."


                                  -------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH
    IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



================================================================================
                       Price          Underwriting       Proceeds
                        to           Discounts and          to
                      Public          Commissions      the Trust (1)
--------------------------------------------------------------------------------
Per Share           $                  $                $
--------------------------------------------------------------------------------
Total (2)           $                  $                $
================================================================================

(1) Before deducting expenses of the offering estimated at $.


(2) The Trust has granted the Underwriters a 30-day option to purchase up to 262,500 additional Common Shares solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional Common Shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to the Trust will be $       ,
    $        and $        , respectively. See "Underwriting."


                                -------------


     The Common Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Common Shares will be made at the offices of Alex.
Brown & Sons Incorporated, Baltimore, Maryland, on or about January   , 1997.



Alex. Brown & Sons
Incorporated

               Davenport & Co. of Virginia, Inc.

                                     Sutro & Co. Incorporated

                                                                  Tucker Anthony
                                                                    Incorporated



          The date of this Prospectus Supplement is January  , 1997

                         M G I     P R O P E R T I E S



                        [Photos Depicting MGI Properties]


          [PHOTO: Office: One Winthrop Square, Boston, Massachusetts]

             [PHOTO: Office: One Portland Square, Portland, Maine]






   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED,
MAY BE DISCONTINUED AT ANY TIME.

                        PROSPECTUS SUPPLEMENT SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated herein or therein by reference. Unless the context otherwise requires, all references in this Prospectus Supplement to the "Trust," "MGI" or "MGI Properties" shall mean MGI Properties and its consolidated subsidiaries. MGI's fiscal year ends on November 30. Unless otherwise indicated, all references to quarters and years in this Prospectus Supplement or the accompanying Prospectus or incorporated herein or therein by reference are to MGI's fiscal quarters and years, respectively. Information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option.



                                  The Trust

Overview


     MGI Properties is a self-administered equity REIT, organized in 1971, that owns and operates a diversified portfolio consisting of 55 commercial properties and five multifamily residential properties. Currently, approximately 50% of MGI's real estate assets are located in New England. At November 30, 1996, the Trust's commercial properties aggregated 5,091,000 square feet and its multifamily properties aggregated 1,335 units.



     Occupancy and rental information for 1995 and 1996 for the Trust's properties is as follows:



                                                          Weighted Average
                                                         Base Rent Per Sq.
                                                              Ft./Unit        Percent Leased
                                                          at November 30,    at November 30,
                                                         ------------------  -----------------
                                   Percent of Portfolio
  Property Type                      Based on Cost(1)      1995     1996      1995     1996
  -------------                      -----------------     ----     ----      ----     ----
Industrial                                 18.4%         $  4.28   $  4.60    100.0%    97.9%
Office/Research and Development            14.4             5.58      6.16    100.0    100.0
Office                                     31.3            15.51     16.46     90.2     95.7
Retail                                     18.1             6.67      7.81     96.4     88.3
Multifamily                                17.0           645.00    674.00     96.3     96.8


-------------



(1) Cost represents historic cost, including capital and tenant improvements and excluding depreciation and amortization.



     MGI's primary business objective is to increase funds from operations by enhancing the value of its real estate investments through income growth and capital appreciation. The Trust seeks to achieve this objective by actively managing its real estate and acquiring high quality properties. Through active management, the Trust seeks to maintain the value of and demand for its properties in order to attract quality tenants, support high occupancy rates and increase rental rates. The Trust's acquisition strategy is designed to take advantage of MGI's management expertise, local market knowledge and ability to close transactions quickly. Recently, the Trust has focused on acquisitions of general purpose industrial, office/research and development and office properties in New England. Since 1992, MGI has increased its investments in New England from one industrial property to 32 commercial properties aggregating 3.1 million square feet. At the same time, MGI has selectively sold properties that the Trust believes have reached their potential market value or are located in markets in which the Trust does not have a significant presence. MGI has generally reinvested the proceeds from these sales in New England properties offering attractive yields and strong growth prospects.



   The Trust's principal operating and financial characteristics include:



   (bullet) A core group of high quality commercial properties in New
            England, purchased at or below replacement cost, with the potential to produce rising rental income and capital appreciation;



   (bullet) A significant number of leases believed to be below current market rates, particularly in the metropolitan Boston area, providing the potential for rental income increases as leases expire;



   (bullet) A highly capable management team, including four executives having an aggregate of 57 years of operating experience at MGI, with special expertise in the metropolitan Boston area;

   (bullet) A conservative debt to total capitalization ratio of 32.0% as of November 30, 1996 after giving effect to this offering, with over 90% of the debt bearing a fixed interest rate;



   (bullet) A policy of retaining capital through a low dividend payout ratio
            (51.0% of funds from operations in 1996), which the Trust believes to be among the most conservative in the REIT industry; and



   (bullet) A practice of selling mature or nonstrategic properties and reinvesting funds in properties located in attractive markets.



Recent Developments


     Operating Performance. The success of MGI's business strategy is reflected in a 21.4% increase in rental and other income from $44.9 million in 1995 to $54.5 million in 1996, and a 13.8% increase in funds from operations from $19.5 million in 1995 to $22.2 million in 1996. The growth in rental and other income was the result of an increase in both the square footage of real estate owned, particularly in the New England market, and higher rental rates. As a result of this performance and other factors, the dividend paid in 1996 of $0.98 per Common Share was 8.9% higher than the dividend paid in 1995. In December 1996, MGI increased its quarterly dividend to an annualized rate of $1.08 per Common Share, which represents a 12.5% increase from the annualized quarterly dividend in effect in December 1995.



     Leasing. During 1996, the Trust entered into new leases or extended or renewed leases relating to an aggregate of 795,000 square feet of space. Of this amount: (i) aggregate base rents relating to approximately 648,500 square feet increased 7.9%, or approximately $320,000, from the aggregate base rents previously in place for the same properties; (ii) approximately 46,000 square feet represented previously vacant space that was leased at an average rent of approximately $13.55 per square foot; and (iii) approximately 100,500 square feet represented space that was leased to an office tenant in Somerset, New Jersey, which lease was extended for three years, effective July 1, 1997, at a rental rate of $17.00 per square foot, a decrease from $20.67 per square foot. The renewal rate reflects a prior softness in the Northern New Jersey market, which the Trust believes is in a period of recovery.



     Acquisition Activity. During 1996, MGI acquired, for a total cost of $59.4 million, nine properties in New England comprising 778,000 square feet. Of the 778,000 square feet acquired, 41.6% was industrial space, 25.8% was office/research and development space and 32.6% was office space. The acquired properties were 95.9% leased at November 30, 1996. MGI expects the weighted average unleveraged initial return on cost of these properties to be 11.9%, assuming continuation of the existing leases and no additional leasing. Included in these acquisitions was the $31.4 million investment in One Portland Square and Two Portland Square, plus adjacent land, in Portland, Maine (the "Portland Square Acquisition"). Management believes that the Portland Square Acquisition constitutes the premier office complex in Portland, Maine.



     Property Sales. Through the active management of its real estate portfolio, MGI recognized gains of $11.5 million from the sale of four properties in 1996. Three of the properties sold were located in markets that were no longer part of the Trust's strategic focus. The fourth disposition was the sale of a Massachusetts property that was purchased in 1993 for approximately $1.5 million and sold in 1996 for $3.0 million. These dispositions furthered the Trust's strategy of selectively selling properties that it believes have reached a mature value or are not located in MGI's core markets.



   Property Renovations. MGI periodically renovates both existing and newly acquired properties in order to improve its competitive position in the market. In 1996, the Trust commenced phased upgrades of 33 Broad Street in Boston, Massachusetts and the Beachwood Apartments in Harrison Township, Michigan, at a budgeted cost of $0.7 million and $1.5 million, respectively. Additionally, the first phase of an approximately $6.0 million renovation of 1925 Andover Street, Tewksbury, Massachusetts was placed in service in November 1995.



     Fiscal 1997 First Quarter Activity. On December 23, 1996, MGI acquired, for $6.6 million, two single-story brick flex buildings located in Methuen, Massachusetts, totaling 145,000 square feet. MGI anticipates the weighted average unleveraged initial return on cost of these properties to be approximately 11%, assuming continuation of the existing leases and no additional leasing. The buildings are 100.0% leased to five tenants, with MicroTouch

Systems Inc., a Nasdaq-traded company, occupying approximately 61% of the space. Both buildings are located within Griffin Brook Park, a 68.0 acre master-planned business park situated one mile west of the Route 110 and Interstate 93 interchange in Methuen, Massachusetts. This acquisition was part of an MGI tax deferred exchange with $5.0 million of the purchase price funded by the net proceeds of two 1996 fourth quarter property sales. In addition, MGI entered into an agreement to refinance the existing $12.3 million, 9.3% loan secured by its investment in One Portland Square and the adjacent parking lot with an $11.0 million, non-recourse loan bearing interest at a fixed rate of 8.1% and having a term of 10 years.



                                  Dividends



   In December 1996, MGI increased its quarterly dividend to an annualized rate of $1.08 per Common Share, representing an increase of 12.5% from the annualized quarterly dividend in effect in December 1995. The Trust's payout ratio (representing dividends paid as a percentage of funds from operations) was 51.0% in 1996. The Trust believes this to be among the most conservative payout ratios in the REIT industry.



                                 The Offering

Common Shares offered hereby                        1,750,000 shares
Common Shares outstanding after the offering        13,313,199
Use of Proceeds                                     To repay certain outstanding indebtedness,
                                                    effect property acquisitions and for working
                                                    capital and general corporate purposes.
NYSE Symbol                                         MGI


                                -------------



     This Prospectus Supplement and documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of MGI to be materially different from the results of operations or plans expressed or implied by such forward looking statements. Such factors include, among other things, adverse changes in the real estate markets; risk of default under the Trust's outstanding indebtedness; financial condition and bankruptcy of tenants; environmental/safety requirements; adequacy of insurance coverage; and general and local economic and business conditions. Investors should review the more detailed risks and uncertainties set forth under the caption Risk Factors in the Trust's Form 10-K for the year ended November 30, 1996, incorporated herein by reference (the "Form 10-K"). Although the Trust believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included or incorporated by reference in this Prospectus Supplement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated herein, the inclusion of such information should not be regarded as a representation by the Trust or any other person that the objectives and plans of the Trust will be achieved.

                        Summary Financial Information


     The following table sets forth summary historical financial information for the Trust and should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes incorporated by reference or included herein.



                                                              Year Ended November 30,
                                         ----------------------------------------------------------------
                                             1992         1993         1994         1995         1996
                                         ------------ ------------ ------------ ------------  ------------
                                                (In thousands, except per share and property data)
OPERATING DATA:

 Rental and other income                  $   27,987   $   36,185   $   43,486   $   44,875   $   54,507
 Property operating expenses and real
   estate taxes                               11,123       14,284       17,392       17,423       20,589
                                           ---------    ---------    ---------    ---------    ---------
 Property operating income                    16,864       21,901       26,094       27,452       33,918
 Income before net gains                       5,604        7,957       10,011       11,169       12,805
 Net gains                                     1,644           --        4,480        3,150       11,500
                                           ---------    ---------    ---------    ---------    ---------
 Net income                               $    7,248   $    7,957   $   14,491   $   14,319   $   24,305
 Net income per share                     $     0.77   $     0.75   $     1.26   $     1.25   $     2.11
 Dividends per share                      $     0.80   $     0.81   $     0.86   $     0.90   $     0.98
 Weighted average shares outstanding           9,402       10,574       11,450       11,488       11,541

BALANCE SHEET DATA (at end of period):

 Gross real estate investments            $  209,905   $  258,663   $  267,530   $  293,469   $  356,024
 Total mortgage loans payable                 60,571       66,949       70,954       84,506      138,547
 Shareholders' equity                     $  145,748   $  171,039   $  176,095   $  180,540   $  194,435

PROPERTY DATA (at end of period):

 Total commercial properties                      30           42           40           49           55
 Square feet--commercial                   2,646,000    3,811,000    3,879,000    4,474,000    5,091,000
 Percentage leased--commercial                  91.8%        97.7%        95.4%        97.5%        96.3%
 Total multifamily properties                      7            7            6            5            5
 Total multifamily units                       2,059        2,059        1,851        1,335        1,335
 Percentage leased--multifamily                 97.0%        96.0%        96.7%        96.3%        96.8%

SUPPLEMENTAL DATA:

 Funds from operations (1)                $   11,899   $   15,346   $   18,111   $   19,492   $   22,169


-------------



(1) See footnote one to "Selected Financial Data."

                                  THE TRUST

General


     MGI Properties is a self-administered equity REIT, organized in 1971, that owns and operates a diversified portfolio consisting of 55 commercial properties and five multifamily residential properties. Currently, approximately 50% of MGI's real estate assets are located in New England. As of November 30, 1996, the Trust's commercial properties aggregated 5,091,000 square feet and its multifamily properties aggregated 1,335 units. At November 30, 1996, the Trust's commercial and residential properties were 96.3% and 96.8% leased, respectively.



Strategy


     Overview. MGI's primary business objective is to increase funds from operations by enhancing the value of its real estate investments through income growth and capital appreciation. The Trust seeks to achieve this objective by actively managing its real estate and acquiring high quality properties. Through active management, the Trust seeks to maintain the value of and demand for its properties in order to attract quality tenants, support high occupancy rates and increase rental rates. The Trust's acquisition strategy is designed to take advantage of MGI's management expertise, local market knowledge and ability to close transactions quickly. The Trust currently expects to continue to focus primarily on the commercial segment of the New England market, particularly industrial and office properties. Although MGI expects the percentage of its real estate portfolio represented by New England properties to increase, it also intends to retain modest geographic diversification of its properties as well as diversification by property type.



     To maximize occupancy and rental rates, MGI intends to continue to actively manage its existing real estate portfolio through aggressive leasing to a diverse tenant base and by effecting capital improvements and administering ongoing maintenance programs. The Trust will also seek to acquire properties at prices below estimated replacement costs that are perceived to provide attractive current yields and have potential for rental increases and capital appreciation. The successful execution of this strategy to date has permitted MGI to profitably dispose of assets from time to time and increase funds from operations.



     Active Management. MGI's leasing, maintenance and tenant and capital improvement activities are designed to attract and retain quality tenants and maintain high occupancy rates. Generally, MGI is directly involved in establishing the strategic direction for each property, identifying new tenants, negotiating leases, budgeting and monitoring operating performance and implementing significant renovations and rehabilitations. MGI's officers typically work directly with local property managers to actively manage its real estate portfolio and provide on-site management and leasing services, often with a staff that works solely on MGI's properties. MGI believes that using local property management companies provides cost effective management, access to detailed market information and improved tenant satisfaction through personnel dedicated solely to MGI's properties. In the future, the Trust may internalize property management with respect to its New England properties if it determines that such management will improve service, reduce operating costs or provide a strategic competitive advantage.



     Base Rent Increases as Current Leases Expire. MGI believes that many tenants under leases relating to its Massachusetts properties are paying rents that are lower than current market rents. Leases relating to Massachusetts properties expiring in the near-term are expected to provide the opportunity to increase rental income, although there can be no assurance that this will occur. At November 30, 1996, approximately 479,000 square feet of leased space, or 9.4% of the Trust's real estate portfolio, was subject to leases scheduled to expire in 1997, of which 152,000 square feet involves properties located in Massachusetts. At such date, approximately 1,014,000 square feet of leased space, or 19.9% of the Trust's real estate portfolio, was subject to leases scheduled to expire in 1998, of which 458,000 square feet involves properties located in Massachusetts.



     Acquisitions. MGI's philosophy has been to seek value-creating opportunities by acquiring quality properties that have not met their full potential, frequently at prices believed to be below replacement cost. Management believes that its investments can be actively managed to maximize total returns, which include current income and capital appreciation. The Trust generally seeks to acquire properties with acquisition costs below $20 million, but has exceeded and may exceed this cost level in the future. The Trust has recently focused on individual properties with acquisition costs below $10 million. MGI believes that, relative to properties in higher price ranges, the market to acquire properties with acquisition costs below $10 million currently tends to be less efficient, particularly with respect to pricing, and provides greater liquidity for disposition purposes.



   MGI's acquisition criteria generally include: (i) a purchase price believed to represent a significant discount from estimated replacement cost;
(ii) well located, high quality general purpose properties; (iii) locations in market areas that allow MGI to build upon its market presence and knowledge; (iv) sellers, frequently institutions, with an objective to liquidate, not operate, real estate; (v) properties believed capable of strong total return performance; (vi) existing leases at below market rents that may enable MGI to increase rental rates as lease terms expire; (vii) vacancies or leases with near-term expirations that may enable MGI to enhance revenue through the leasing of available space; and (viii) transactions where the ability to close quickly and offer an all cash purchase price is significant to the seller.



   When acquiring properties, MGI seeks general purpose, functional buildings rather than properties limited to a specific type and size of tenant. Most of the Trust's properties are easily divisible so as to accommodate users of various amounts of space. Management believes the general purpose and flexible nature of its properties enable the Trust to maintain an overall high average occupancy rate, control operating expenses and limit capital and tenant improvement expenditures.



   MGI focuses on owning and acquiring properties located in recognized business parks or at nodes with easy access to highways, commercial areas and population centers. When practicable, MGI seeks to increase its presence within business parks or submarket locations where it owns property because of the potential operating and tenant retention benefits.



   Dispositions. MGI will continue to consider the selective sale of properties that it believes have reached a mature value or are not located in MGI's core markets. The decision to sell specific properties or investments involves a number of factors, including the economic climate (giving effect also to the impact of tax laws and other regulatory factors), future returns and reinvestment alternatives.

Properties



     Overview. The Trust's real estate investments can be classified by type of property and geographic location. As of November 30, 1996, the Trust's real estate investments were diversified by type as follows:



                                                                                  Percent of
                                    Number                       Percent of   Portfolio Based on
                                      of        Square Feet/  Portfolio Based    1996 Property    Percent
Property Type                     Properties       Units        on Cost(1)     Operating Income    Leased
-------------------------------- ------------- -------------- ---------------  ---------------------------
Industrial                            19         2,000,000          18.4%             22.8%         97.9%
Office/Research and Development       12         1,089,000          14.4              17.9         100.0
Office                                14         1,195,000          31.3              26.7          95.7
Retail                                 6           807,000          18.1              15.4          88.3
Other (Land and Partnership)           4                --           0.8               0.6         100.0
                                     ----       -----------        ------            ------
 Total Commercial                     55         5,091,000          83.0%             83.4%         96.3%
Multifamily                            5             1,335          17.0              16.6          96.8%
                                     ----                          ------            ------
 Total Portfolio                      60                           100.0%            100.0%         96.4%
                                     ====                          ======            ======


-------------
(1) Cost represents historic cost, including capital and tenant improvements and excluding depreciation and amortization.



   As of November 30, 1996, the Trust's real estate investments were diversified by geographic region as follows:



                                                                                  Percent of
                       Number       Square Feet                 Percent of    Portfolio Based on
                         of        of Commercial   Apartment  Portfolio Based    1996 Property    Percent
Location             Properties      Property        Units        on Cost      Operating Income    Leased
 ------------------ ------------- --------------- ----------- ---------------  ---------------------------
New England              32          3,104,000          --          48.2%             50.9%         98.1%
Midwest                  13            996,000         722          25.5              24.3          92.9
Southeast                10            637,000         376          14.9              11.7          95.9
Mid-Atlantic              5            354,000         237          11.4              13.1          97.3
                        ----        -----------      ------        ------            ------        ------
 Total Portfolio         60          5,091,000       1,335         100.0%            100.0%         96.4%
                        ====        ===========      ======        ======            ======        ======


     Lease terms relating to the Trust's properties range from tenancies-at-will to up to 25 years. The Trust leases commercial space to 307 tenants, comprised of 47 industrial tenants, 21 office/research and development tenants, 173 office tenants and 66 retail tenants. At November 30, 1996, the Trust's ten largest tenants accounted for 23.6% of its commercial portfolio's square feet and 32.3% of its annual commercial base rents, with the largest tenant accounting for 6.5% of its commercial portfolio's square feet and 7.2% of its annual commercial base rents. The following tables relating to lease expirations set forth such information without regard to any rights of renewal or rights of termination that exist in certain of the leases.



     Industrial. As of November 30, 1996, the Trust owned 19 industrial properties aggregating approximately 2.0 million square feet, consisting of nine distribution and manufacturing facilities (aggregating 1,113,108 square feet) and 10 flex buildings (aggregating 886,522 square feet). These properties are typically located in business or industrial parks near major freeways. Although a number of the industrial properties are occupied by a single tenant, the Trust believes all of the properties can be divided and leased to multiple tenants. Currently, 63.6% of the industrial square footage is located in Massachusetts.



     The distribution properties are designed for tenants requiring bulk storage and distribution of materials and goods in buildings generally with interior heights of 20 feet or more. The Trust's distribution and manufacturing buildings typically have dock facilities for trucks and several have rail access. Generally, distribution buildings are used for storage and contain a minimal amount of office space.



     The flex space buildings, also known as service center facilities, generally offer users 14 to 18 foot ceiling heights, air conditioning, varying amounts of office space (minimal to 100%), dock loading access and in certain instances, grade level loading doors. The Trust's flex space buildings range from 35,600 to 189,200 square feet.

     The following tables set forth certain financial, operating and lease information at November 30, 1996 with respect to the Trust's industrial properties:





                                                                                              Base Rent
                                                                                              Per Sq. Ft.             Leased
                                               Date                             Number      at November 30,       at November 30,
                                            Completed/      Cost      Square      of      ---------------------- ------------------
        Property             Location        Renovated     (000)     Footage    Tenants      1995       1996        1995      1996
-----------------------  -------------------------------  -------- ----------- --------- ---------------------  ---------  --------
326 Ballardvale Street  Wilmington, MA    1968/1974/1987  $ 7,237     293,980     4        $3.67       $3.71       100.0%   100.0%
4142 Rider Trail        St. Louis, MO          1986         4,143     200,600     1         3.15        3.20       100.0    100.0
Trident Warehouse       N. Charleston, SC    1977/1982      3,090     191,899     1         2.25        2.35       100.0    100.0
1925 Andover Street     Tewksbury, MA          1974        10,734     189,191     1         8.51        8.51       100.0    100.0
400 Research Drive      Wilmington, MA         1987         4,675     109,442     3         5.12        5.12       100.0    100.0
450 Whitney Avenue      Northborough, MA       1974         2,346     102,286     3         2.94        3.40       100.0    100.0
234 Ballardvale Street  Wilmington, MA         1980         2,575     100,225     2         3.81        3.94       100.0    100.0
8 Forge Park            Franklin, MA           1987         5,092     100,000     1           --(1)     5.94          --(1) 100.0
11608 Fairgrove         St. Louis, MO          1972         2,303      95,600     2         3.26        3.31       100.0    100.0
55 Middlesex Turnpike   Bedford, MA          1971/1985      2,610      93,206     3         5.74        6.20       100.0    100.0
9 Forge Park            Franklin, MA           1989         3,855      83,547     2           --(1)     5.17          --(1) 100.0
753 Forest Street       Marlborough, MA        1986         2,842      75,000     3           --(1)     5.68          --(1)  62.5
15 Forge Park           Franklin, MA           1991         3,229      65,300     1           --(1)     7.16          --(1) 100.0
2392 Grissom Drive      St. Louis, MO          1971         1,800      61,293     2         3.63        3.63       100.0    100.0
7351 Hazelwood          St. Louis, MO          1971         1,621      61,200     1         3.25        3.25       100.0    100.0
261 Cedar Hill Street   Marlborough, MA        1987         2,350      59,404     4         5.16        5.16       100.0    100.0
2285 Grissom Drive      St. Louis, MO          1973         1,208      40,950     2         3.95        4.01       100.0    100.0
Metro Business Center   St. Louis, MO          1978         1,641      40,920     8         4.74        4.94       100.0    100.0
2258 Weldon Parkway     St. Louis, MO          1970         2,052      35,587     3         7.08        7.14       100.0     60.5
                                                          -------   ---------    --
 Total/Weighted average                                   $65,403   1,999,630    47        $4.28       $4.60       100.0%    97.9%
                                                          ========   ========    ==


-------------
(1) Property was acquired in 1996.


                                  Square
                  Number of      Footage       Annual Base    Average Rent  Percentage of   Percentage
 Year of Lease      Leases     of Expiring       Rent of       Per Square     Expiring     Annual Base
   Expiration      Expiring       Leases     Expiring Leases      Foot       Square Feet  Rent Expiring
 ------------------------------------------- ---------------- ------------- -------------  -------------
1997                   8          333,440       $1,128,769        $3.39          17.0%         12.2%
1998                  20          528,385        1,749,952         3.31          27.0          18.9
1999                   3           93,443          385,313         4.12           4.8           4.2
2000                   6          241,378          976,319         4.04          12.3          10.6
2001                   6          202,914        1,448,385         7.14          10.4          15.7
2002                   3          156,184          868,638         5.56           8.0           9.4
2003                   2          112,539          476,757         4.24           5.7           5.2
2004                  --               --               --           --            --            --
2005                  --               --               --           --            --            --
2006 and thereafter    2          289,191        2,204,015         7.62          14.8          23.8
                     ---       -----------     -----------                      ------        ------
 Total/Average        50        1,957,474       $9,238,148        $4.72         100.0%        100.0%
                     ===       ===========     ===========                      ======        ======

Office/Research and Development. The Trust owns 12 office/research and development properties located in suburban Boston, frequently in business parks or established business areas near major freeways. Although a majority of the office/research and development properties are occupied by a single tenant, the Trust believes all of the properties can be divided and leased to multiple tenants. The office/research and development properties are typically two or three stories and primarily leased to "high technology" firms. The buildings are designed for flexible tenant configuration, including up to 100% office usage and generally have full air conditioning, a higher level of office finishes, dock loading, high ceiling heights (12 to 18 feet) and parking in excess of zoning requirements.



The following tables set forth certain financial, operating and lease information at November 30, 1996 with respect to the Trust's office/research and development properties:




                                                                                Base Rent Per
                                                                                   Sq. Ft.
                                                                                 at November         Leased
                                                                                     30,         at November 30,
                                                                                --------------  ------------------
                                                                       Number
                                          Date     Cost     Square       of
       Property            Location    Completed  (000)     Footage    Tenants   1995   1996     1995      1996
 ---------------------- --------------  --------- ------------------  --------   ----- -------  -------- ---------
One Park West           Tewksbury, MA     1987   $ 8,943     140,000      1   $  --(1) $ 9.30      --(1)   100.0%
Four Andover Tech       Andover, MA       1984     6,492     128,400      1     5.00     5.00    100.0%    100.0
805 Middlesex Turnpike  Billerica, MA     1987     4,806     122,342      1     4.68     4.68    100.0     100.0
One Executive Drive     Chelmsford, MA    1985     4,630     108,500      1     4.75     4.75    100.0     100.0
Two Andover Tech        Andover, MA       1986     7,245     105,537      1    11.60    11.60    100.0     100.0
Two Federal Street      Billerica, MA     1986     4,363     100,000      1     5.09     5.09    100.0     100.0
321 Billerica Road      Chelmsford, MA    1985     2,040      70,892      6     5.18     5.47    100.0     100.0
15 Crosby Drive         Bedford, MA       1984     2,247      70,580      1     3.50     3.50    100.0     100.0
25 Porter Road          Littleton, MA     1988     2,376      66,491      4     4.53     4.59    100.0     100.0
One Riverside Drive     Andover, MA       1988     3,990      60,646      1      --(1)   7.01      --(1)   100.0
One Federal Street      Billerica, MA     1983     2,193      60,000      2     6.17     6.17    100.0     100.0
Five Federal Street     Billerica, MA     1986     2,072      56,250      1     3.84     3.84    100.0     100.0
                                                 -------   ---------     --
 Total/Weighted
  average                                        $51,397   1,089,638     21    $5.58   $ 6.16    100.0%    100.0%
                                                   ======  =========     ===


-------------
(1) Property was acquired in 1996.


                                     Square
                      Number of      Footage    Annual Base Rent  Average Rent  Percentage of  Percentage
   Year of Lease       Leases      of Expiring         of          Per Square     Expiring     Annual Base
     Expiration       Expiring       Leases      Expiring Leases      Foot       Square Feet  Rent Expiring
------------------- ------------- -------------  ----------------------------- -------------  -------------
1997                      2             6,617      $   41,999         $6.35           0.6%          0.6%
1998                     11           283,586       1,337,110          4.72          26.1          20.0
1999                      3           248,293       1,941,598          7.82          22.8          28.9
2000                      5           228,154       1,042,245          4.57          20.9          15.6
2001                      2           182,988       1,027,406          5.61          16.8          15.4
2002                     --                --              --            --            --            --
2003                     --                --              --            --            --            --
2004                     --                --              --            --            --            --
2005                     --                --              --            --            --            --
2006 and thereafter       1           140,000       1,302,000          9.30          12.8          19.5
                        ----         --------       ---------                       ------        ------
 Total/Average           24         1,089,638      $6,692,358         $6.14         100.0%        100.0%
                        ====         ========       =========                       ======        ======


   Office. The Trust owns 14 office properties, including: (i) eight suburban office buildings which range from single-story to mid-rise and are located in either developed business parks or established business centers with interstate access and visibility; and (ii) six downtown office buildings which range from three to 11 stories. The Trust's office properties are primarily full-service, high quality assets occupied by a diverse mix of tenants. Many of the office properties have been significantly renovated or placed in service during the last decade. A phased renovation of 33 Broad Street, Boston, Massachusetts commenced in 1996. All of the suburban office properties have sufficient on-site parking. All of the downtown buildings are conveniently located near public parking facilities or public transportation.



   The following tables set forth certain financial, operating and lease information at November 30, 1996 with respect to the Trust's office properties:



                                                                                   Base Rent Per
                                                                                      Sq. Ft.          Leased
                                                                                  at November 30,  at November 30,
                                                                                  ---------------- ---------------
                                           Date                          Number
                                        Completed/     Cost     Square     of
       Property           Location       Renovated     (000)   Footage   Tenants   1995     1996    1995    1996
 ----------------------  ------------- -------------  -------  ----------------- --------  ------- ------ --------
265 Davidson Avenue     Somerset, NJ       1985      $ 18,002   178,478     14    $19.16   $19.66   96.0%   94.8%
Two Portland Square     Portland, ME       1989        17,031   149,227     14        --(1)  19.74    --(1)  98.8
Carrollwood Crossings   Tampa, FL          1985        11,993   122,368     17     11.39    10.72   83.2    92.8
One Winthrop Square     Boston, MA    1874/1974/1991   10,955   110,979      7     21.02    21.67   90.4    93.5
Point West Place        Framingham, MA     1985         7,638   108,993     26     15.49    15.66   98.4    93.4
One Portland Square     Portland, ME       1987        12,232   104,641     10        --(1)  18.54    --(1)  98.0
One Andover Tech        Andover, MA        1981         7,900    97,741     11     15.60    15.66   95.4    95.5
555 Briarwood Circle    Ann Arbor, MI      1985         8,185    81,238      3     12.63    12.94  100.0   100.0
Atrium Building         Naperville, IL     1979         6,287    65,273     15     15.20    15.57   96.3    99.6
Century Plaza           Greenville, SC     1973         3,214    48,726     25      8.77     9.79   89.6    94.1
300 Building            Greenville, SC     1972         2,568    46,339      6     10.88    11.16   53.5   100.0
33 Broad Street         Boston, MA       1905/1980      2,652    37,637     13     13.56    15.05   86.3    80.8
Ten Winthrop Square     Boston, MA       1874/1981      1,606    27,110     10     14.09    16.41   83.0    97.7
Latrobe Drive Building  Charlotte, NC      1980         1,352    16,300      2     15.00    14.51  100.0   100.0
                                                     --------  --------    ---
 Total/Weighted
  average                                            $111,615 1,195,050    173    $15.51   $16.46   90.2%   95.7%
                                                     ======== =========    ===



-------------
(1) Property was acquired in 1996.



                                      Square
                      Number of      Footage     Annual Base Rent  Average Rent  Percentage of  Percentage
   Year of Lease       Leases      of Expiring          of          Per Square     Expiring     Annual Base
     Expiration       Expiring        Leases     Expiring Leases       Foot       Square Feet  Rent Expiring
------------------- ------------- -------------  ------------------------------  ------------- -------------
1997                      50          127,603      $ 1,842,645        $14.44          11.2%          9.9%
1998                      44          121,237        1,858,482         15.33          10.6          10.0
1999                      40          148,729        2,487,940         16.73          13.0          13.4
2000                      23          285,966        4,440,635         15.53          25.0          23.9
2001                      26          153,980        2,901,703         18.84          13.5          15.6
2002                       2           19,312          224,084         11.60           1.7           1.2
2003                       6           62,156        1,091,210         17.56           5.4           5.9
2004                       8           76,903        1,346,278         17.51           6.7           7.2
2005                       5           74,620          909,782         12.19           6.5           4.9
2006 and thereafter        9           72,690        1,479,852         20.36           6.4           8.0
                        ----         ---------       ---------                       ------        ------
 Total/Average           213        1,143,196      $18,582,611        $16.25         100.0%        100.0%
                        ====         =========       =========                       ======        ======

   Retail. MGI's three community shopping centers, two neighborhood centers and one free-standing single-tenant building serve a variety of retail markets. The Trust's retail tenants include a mix of national, regional and local retailers. The shopping centers typically have well known anchor tenants such as Publix Supermarket, Kmart, Best Buy, Burlington Coat Factory, Bradlees and Sportsmart.



   The following tables set forth certain financial, operating and lease information at November 30, 1996 with respect to the Trust's retail properties:



                                                                               Base Rent Per
                                                                                  Sq. Ft.
                                                                                at November        Leased
                                                                                    30,       at November 30,
                                                                               -------------- ---------------
                                                                      Number
                                          Date     Cost     Square      of
      Property           Location      Completed   (000)   Footage   Tenants    1995    1996    1995    1996
--------------------  --------------------------   ---------------- --------- ------- ------- ------- -------
Yorkshire Plaza      Aurora, IL           1986    $29,858  313,120      24     $7.27   $ 8.20   93.3%   74.5%
Fullerton Plaza      Baltimore, MD        1979      7,800  134,842      14      6.02     6.04  100.0   100.0
Hickory Hollow       Nashville, TN        1979      4,759  111,400       8      4.61     4.66   94.8    94.8
Bradlees             Peabody, MA          1995     10,328  106,886       1      5.88    11.75  100.0   100.0
Terrace Ridge Plaza  Temple Terrace, FL   1986      9,706  100,491      18      9.44     9.59   97.8    90.9
Longmeadow Road      Hagerstown, MD       1978      1,823   40,200       1      5.16     5.16  100.0   100.0
                                                  -------  -------     ---
 Total/Weighted
  average                                         $64,274  806,939      66     $6.67   $ 7.81   96.4%   88.3%
                                                 ========  ========    ===




                                      Square
                      Number of      Footage     Annual Base Rent  Average Rent  Percentage of  Percentage
   Year of Lease       Leases      of Expiring          of          Per Square     Expiring     Annual Base
     Expiration       Expiring        Leases     Expiring Leases       Foot       Square Feet  Rent Expiring
------------------- ------------- -------------  ------------------------------  ------------- -------------
1997                      4           11,315        $  167,495        $14.80           1.6%          2.7%
1998                     12           81,231           576,291          7.09          11.4           9.4
1999                     11           33,179           356,182         10.74           4.7           5.8
2000                     12           25,365           334,732         13.20           3.6           5.5
2001                      9           80,762           669,184          8.29          11.3          11.0
2002                      9           33,510           428,729         12.79           4.7           7.0
2003                     --               --                --            --            --            --
2004                     --               --                --            --            --            --
2005                      3           56,930           406,272          7.14           8.0           6.7
2006 and thereafter       7          389,923         3,166,156          8.12          54.7          51.9
                         ---         --------        --------                        ------        ------
 Total/Average           67          712,215        $6,105,041        $ 8.57         100.0%        100.0%
                         ===         ========        ========                        ======        ======



   Multifamily. MGI owns five multifamily communities located mainly in suburban areas with above- average-income residents. The properties include garden or townhouse units, with the exception of the Maryland property which is an 11 story high-rise building. Each of the multifamily properties provides tenants with attractive amenities, including a swimming pool. Many also include jacuzzis and saunas, clubhouses, exercise rooms, tennis and/or sports courts, washers and dryers and cable television.



   The following table sets forth certain financial and operating data at November 30, 1996 with respect to the Trust's multifamily properties:




                                                                                  Base Rent Per
                                                                                       Unit
                                                                                   at November        Leased
                                                                                       30,       at November 30,
                                                                                  --------------  ----------------
                                                Date                     Average
                                             Completed/   Cost           Unit Sq.
        Property              Location        Renovated  (000)    Units    Ft.     1995   1996    1995     1996
 -----------------------  ----------------------------- -------- ------- --------  ------ ------  ---------------
Beachwood                Harrison Township, MI 1973/1980 $12,894    376     859    $574   $609     96.3%   96.8%
Fox Hills                Bloomfield Hills, MI      1967  18,727     346   1,085     776    823    100.0    97.4
St. James Crossings      Tampa, FL                 1986   9,796     264     752     503    515     93.6    94.7
Avondale                 Laurel, MD                1987  13,112     237     718     729    754     92.8    97.5
South Pointe             Tampa, FL                 1986   6,017     112     868     617    628     98.2    98.2
                                                        -------   -----
 Total/Weighted average                                 $60,546   1,335            $645   $674     96.3%   96.8%
                                                        ========  ======


   Other. The Trust's other real estate investments, which cost an aggregate of $2.8 million, include 8.7 acres of land and a 4.0% partnership interest in a Washington, D.C. high rise apartment building. All of the land investments are located adjacent to other properties owned by the Trust. Additionally, all of these investments are revenue producing with the exception of a $25,000, 1.8 acre parcel adjacent to the Beachwood Apartments in Harrison Township, Michigan. The largest investment in this category is a 4.5 acre parcel of land acquired for $2.3 million as part of the Portland Square Acquisition which is currently utilized as a 523 space surface parking lot.



Commercial Markets



   A significant portion of MGI's commercial properties are located in the Boston metropolitan area. Management believes the following table includes market information relevant to its existing and future property investments in the Boston market.



              Suburban Submarkets (1)       Downtown Boston
          --------------------------------- ----------------
                          Office/Research
                                and
             Office         Development          Office
  Date       Vacancy          Vacancy           Vacancy
-------- --------------  ------------------ ----------------
12/91         20.8%            22.9%              18.1%
12/92         18.5             24.5               17.0
12/93         12.6             24.9               15.6
12/94         10.9             21.7               11.4
12/95          9.1             15.9                9.5
9/96           4.4              9.3                6.7



-------------
(1) For purposes of this table, Suburban Submarkets include the Route 128/Mass Pike, Route 128 Northwest, Route 495 North and Route 495 West Submarkets (collectively, the "Suburban Office and Office/Research and Development Submarket") as defined by Meredith & Grew Incorporated*ONCOR International ("Meredith & Grew").
    Source: Meredith & Grew Greater Boston Market Reports 1991 through October 1, 1996



     Meredith & Grew reported that net absorption for the Suburban Office and Office/Research and Development Submarket was 3,456,000, 2,680,000 and 2,270,000 square feet in the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, respectively. Net absorption for the Downtown Boston Office market, as defined by Meredith & Grew, was approximately 560,000, 600,000 and 1,238,000 square feet in the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, respectively.

                                 USE OF PROCEEDS


   The net proceeds to the Trust from the sale of the Common Shares offered
hereby are estimated at approximately $     million ($     million if the
Underwriters' over-allotment option is exercised in full). The Trust intends to use the net proceeds from this offering: (i) to repay $28.0 million of indebtedness outstanding under the Trust's lines of credit, which currently bear interest at a weighted average rate of 7.4%; (ii) to repay approximately $1.2 million of the loan secured by One Portland Square and the adjacent parking lot; (iii) to effect property acquisitions; and (iv) for working capital and general corporate purposes.


         MARKET PRICES OF COMMON SHARES AND DIVIDENDS TO SHAREHOLDERS


   The Common Shares are traded on the NYSE under the symbol "MGI." The following table sets forth the reported high and low sales prices of the Common Shares on the NYSE and the cash dividends declared per Common Share for the periods indicated:


                                                            Dividends
               Fiscal Year                  High    Low     Declared
 ----------------------------------------- ------  ------------------
1995
First Quarter                             $14-7/8 $13-3/8     $.22
Second Quarter                             15-1/2  14-1/8      .22
Third Quarter                              15-1/8      14      .23
Fourth Quarter                             16-1/8  14-7/8      .23

1996
First Quarter                              17-1/4  15-7/8      .24
Second Quarter                             17-1/2  16-1/4      .24
Third Quarter                              18-5/8  16-5/8      .25
Fourth Quarter                             20-3/8  18-1/8      .25

1997
First Quarter (through January 6, 1997)    22-1/4  20-3/8      .27


   On January 6, 1997, the last reported sale price was $22.00 per share.



   On January 6, 1997, there were approximately 2,600 shareholders of record. Based upon information furnished by persons known to be nominees, MGI estimates that at such date there were approximately 15,500 beneficial owners of Common Shares.



   In December 1996, MGI increased its quarterly dividend to an annualized rate of $1.08 per Common Share, representing an increase of 12.5% from the annualized quarterly dividend in effect in December 1995. Purchasers of Common Shares in this offering will not receive this recently declared quarterly dividend. The Trust's payout ratio was 51.0% in 1996. The Trust believes this to be among the most conservative payout ratios in the REIT industry. For Federal income tax purposes, MGI has determined that of the $0.98 per share distributed in 1996, $0.56 of such distribution was taxable as ordinary income and $0.42 was capital gain and that, of the $0.90 per share distributed in 1995, $0.69 was ordinary income and $0.21 was capital gain. Since 1972, MGI has made 99 consecutive quarterly cash distributions.


   Dividend Reinvestment and Share Purchase Plan


   The Trust has adopted a Dividend Reinvestment and Share Purchase Plan (the "Plan") under which holders of record of 100 shares or more of Common Shares may reinvest cash dividends and/or make optional cash payments of a minimum of $100 to a maximum of $2,500 in any calendar quarter to purchase additional Common Shares from the Trust. The purchase price of such Common Shares is at a 3.0% discount from the market price in the case of newly issued shares. All holders of Common Shares are eligible to join the Plan, subject to certain conditions.

                                CAPITALIZATION


   The following table sets forth the capitalization of the Trust as of November 30, 1996 and as adjusted to reflect the receipt and application of net proceeds from the sale of 1,750,000 Common Shares pursuant to this offering.



                                                   November 30, 1996
                                               --------------------------
                                                 Actual     As Adjusted
                                               ----------- --------------
                                                     (In thousands)
Mortgage loans payable:
 Mortgage loans payable                         $110,547      $109,347
 Lines of credit                                  28,000            --
                                                 --------     --------
  Total mortgage loans payable                   138,547       109,347
                                                 --------     --------
Shareholders' equity:
 Preferred shares--$1.00 par value, 6,000,000
   shares authorized; none issued                     --            --
 Common shares--$1.00 par value, 17,500,000
   shares authorized; 11,563,199 issued;
   13,313,199 issued as adjusted                  11,563        13,313
 Additional paid-in capital                      167,185
 Undistributed net income                         15,687        15,687
                                                 --------     --------
 Total shareholders' equity                      194,435
                                                 --------     --------
  Total capitalization                          $332,982      $
                                                 ========     ========

                           SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for the Trust and should be read in conjunction with the financial statements and notes thereto incorporated by reference herein.


                                                             Year Ended November 30,
                                        ----------------------------------------------------------------
                                            1992         1993         1994         1995         1996
                                        ------------ ------------ ------------ ------------  ------------
                                               (In thousands, except per share and property data)
OPERATING DATA:

Rental and other income                  $   27,987   $   36,185   $   43,486   $   44,875   $   54,507
Property operating expenses and real
  estate taxes                               11,123       14,284       17,392       17,423       20,589
                                          ---------    ---------    ---------    ---------    ---------
Property operating income                    16,864       21,901       26,094       27,452       33,918
Interest income                               2,602          713          394          514          421
Expenses:
 Depreciation and amortization                6,315        7,407        8,116        8,339        9,463
 Interest                                     5,511        5,059        5,781        5,807        9,198
 General and administrative                   2,036        2,191        2,580        2,651        2,873
                                          ---------    ---------    ---------    ---------    ---------
                                             13,862       14,657       16,477       16,797       21,534
Income before net gains                       5,604        7,957       10,011       11,169       12,805
Net gains                                     1,644           --        4,480        3,150       11,500
                                          ---------    ---------    ---------    ---------    ---------
Net income                               $    7,248   $    7,957   $   14,491   $   14,319   $   24,305
                                          =========    =========    =========    =========    =========
Net income per share                     $     0.77   $     0.75   $     1.26   $     1.25   $     2.11
Dividends per share                      $     0.80   $     0.81   $     0.86   $     0.90   $     0.98
Weighted average shares outstanding           9,402       10,574       11,450       11,488       11,541

BALANCE SHEET DATA (AT END OF PERIOD):

Gross real estate investments            $  209,905   $  258,663   $  267,530   $  293,469   $  356,024
Accumulated depreciation and
  amortization                              (24,583)     (29,992)     (32,029)     (36,375)     (44,810)
                                          ---------    ---------    ---------    ---------    ---------
Net investment in real estate               185,322      228,671      235,501      257,094      311,214
Cash and cash equivalents                    16,131       11,816       12,892        7,045       15,140
Total assets                                214,161      246,700      255,971      274,651      339,664
Mortgage loans payable                       60,571       66,949       70,954       84,506      138,547
Shareholders' equity                     $  145,748   $  171,039   $  176,095   $  180,540   $  194,435

PROPERTY DATA (AT END OF PERIOD):

Total commercial properties                      30           42           40           49           55
Square feet--commercial                   2,646,000    3,811,000    3,879,000    4,474,000    5,091,000
Percentage leased--commercial                  91.8%        97.7%        95.4%        97.5%        96.3%
Total multifamily properties                      7            7            6            5            5
Total multifamily units                       2,059        2,059        1,851        1,335        1,335
Percentage leased--multifamily                 97.0%        96.0%        96.7%        96.3%        96.8%

SUPPLEMENTAL DATA:

Funds from operations (1)                $   11,899   $   15,346   $   18,111   $   19,492   $   22,169
Cash flow information:
 Operating                                   12,593       15,792       17,421       19,306       21,037
 Investing                                   10,841      (43,019)     (20,497)     (27,690)     (34,813)
 Financing                                  (14,635)      22,912        4,152        2,537       21,871
-------------



(1) In 1996, MGI implemented the National Association of Real Estate Investment Trusts ("NAREIT") recommended changes in the calculation of funds from operations. MGI calculates funds from operations in conformity with the NAREIT definition which is net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations for years prior to 1996 has been recalculated in conformity with the new NAREIT definition. MGI believes funds from operations is an important supplemental measure of operating performance. Funds from operations do not represent cash flows from operations as defined by GAAP and should not be considered as an alternative to net income or as a measure of the Trust's liquidity.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview


     MGI is a self-administered equity REIT that owns and operates a diversified portfolio of income producing real estate consisting of 55 commercial properties and five multifamily residential properties. Since 1992, the Trust has focused on the commercial segment of the real estate market, specifically industrial and office properties located in New England. At November 30, 1996, the commercial and residential properties were 96.3% and 96.8% leased, respectively.



     During 1996, the Trust acquired six Massachusetts properties and, as part of the Portland Square Acquisition, a Portland, Maine office complex. The Portland Square Acquisition consists of 253,900 square feet of leasable space located in two buildings and a 523 space surface parking lot. With the exception of the Portland Square Acquisition which was made subject to existing mortgages aggregating $21.3 million, the 1996 acquisitions were purchased with cash generated from Trust operations, new borrowings and proceeds from the sale of real estate investments. A summary of the 1996 real estate acquisitions is as follows:



                                                 Date    Square
Property Type              Location            Acquired   Feet         Cost
 ----------------- -------------------------- --------- ---------  -------------
Industrial         Franklin, Massachusetts       12/95    83,500    $ 3,855,000
                   Marlborough, Massachusetts    12/95    75,000      2,823,000
                   Franklin, Massachusetts       12/95    65,300      3,229,000
                   Franklin, Massachusetts        8/96   100,000      5,092,000
Office/Research    Tewksbury, Massachusetts       3/96   140,000      8,929,000
 and Development   Andover, Massachusetts         7/96    60,600      3,989,000
Office             Portland, Maine                7/96   149,200     16,946,000
                   Portland, Maine                7/96   104,700     12,178,000
Other (Land)       Portland, Maine                7/96        --      2,321,000
                   Other                         12/95        --        427,000
                                                         --------  -----------
 Total                                                   778,300    $59,789,000
                                                         ========  ===========



     During 1995, MGI invested an aggregate of $38.3 million to acquire eight properties, including three office and five industrial buildings, and completed the acquisition of a retail building. These properties aggregated 795,300 square feet and are all located in Massachusetts.



     At November 30, 1996, the Trust's portfolio of New England investments totaled 32 properties having an aggregate cost of $171.6 million, which represents 48.2% of the Trust's investment in real estate based upon cost, and
3.1 million square feet, or 60.9% of the Trust's total commercial space.



Results of Operations



   1996 Compared to 1995



     Net income for 1996 of $24.3 million, or $2.11 per share, included net gains of $11.5 million, which resulted from (i) the sale of three industrial buildings, one located in Massachusetts and two located in Ohio, and (ii) the sale of the Trust's partnership interest in a San Bruno, California apartment complex. The sale of the partnership interest resulted in a gain of $9.4 million, which included a previously deferred gain of $3.7 million. Net income for 1995 was $14.3 million, or $1.25 per share, which included net gains from property sales of $3.2 million. Income before net gains increased from $11.2 million in 1995 to $12.8 million in 1996.



     Funds from operations in 1996 totaled $22.2 million, compared to $19.5 million in 1995. In 1996, MGI implemented NAREIT's recommended changes in the calculation of funds from operations. MGI calculates funds from operations in conformity with the NAREIT definition, which is net income (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The

NAREIT definition stipulates, among other things, that in calculating funds from operations, leasing costs should be capitalized and not deducted as an expense. This had the effect of increasing the Trust's funds from operations by approximately $0.6 million in 1996 and $0.5 million in 1995. MGI believes funds from operations is an appropriate supplemental measure of operating performance.



     The following is a reconciliation of net income to funds from operations:



                                  Year Ended November 30,
                               ------------------------------
                                    1995           1996
                              --------------  ---------------
Net income                      $14,319,000    $ 24,305,000
Less net gains                   (3,150,000)    (11,500,000)
Plus building depreciation        6,840,000       7,337,000
Plus tenant improvement and
  commission amortization         1,483,000       2,027,000
                               ------------    ------------
   Funds from operations        $19,492,000    $ 22,169,000
                               ============    ============



     The increase in income before net gains from 1995 to 1996 resulted principally from a $6.5 million increase in property operating income (which is defined as rental and other income less property operating expenses and real estate taxes) offset by increases in interest and depreciation expense. The increase in interest expense of $3.4 million was due primarily to debt incurred in connection with the acquisition of properties. Depreciation and amortization increased by $1.1 million, reflecting the greater number of properties owned. Additionally, general and administrative costs increased by $0.2 million, primarily reflecting higher personnel costs. The change in 1996 funds from operations, when compared to 1995, is attributable to the same factors that affected income before net gains in such periods, excluding the effect of changes in depreciation and amortization expense.



     The change in property operating income from 1995 to 1996 reflects improved results from comparable properties (which is defined as properties owned throughout both 1995 and 1996), as well as the effect of the sale and acquisition of properties, as detailed below. Income growth from comparable properties is largely due to improved performance from the Trust's comparable office properties, which generally experienced lower vacancy and slightly higher rental rates, offset in part by increased operating expenses.



                                          Net Change
                                         --------------
1996 and 1995 comparable properties       $   615,000
1996 and 1995 acquisitions                  7,346,000
1996 and 1995 sales                        (1,495,000)
                                          -----------
  Total                                   $ 6,466,000
                                          ===========



     The following table describes the changes in property operating income from 1995 to 1996 attributable to the Trust's different property types, including a breakdown of New England and non-New England properties:



                                                      Non-
                                    New England   New England
Property Type                       Properties     Properties     Net Change
 --------------------------------- ------------- --------------  --------------
Industrial                          $2,478,000    $  (174,000)    $ 2,304,000
Office/Research and Development      1,767,000             --       1,767,000
Office                               1,820,000        675,000       2,495,000
Multifamily                                 --     (1,055,000)     (1,055,000)
Retail                               1,048,000         26,000       1,074,000
Other (Land and Partnership)           149,000       (268,000)       (119,000)
                                    -----------   -----------     -----------
  Total                             $7,262,000    $  (796,000)    $ 6,466,000



     New England properties represented approximately 50% of total operating income for the year ended November 30, 1996. The changes in industrial and office/research and development property operating income relating to New England properties was primarily due to the increase in the number of properties owned in New England. The increase in office property operating income relating to New England properties was primarily due to the Portland Square Acquisition, which contributed $1.4 million to the net change. The increase in the retail segment was largely due to the contribution of Bradlees Inc.'s store in Peabody, Massachusetts, which began paying rent in November 1995 following the affirmation of its lease under Chapter 11 of the Federal Bankruptcy Code.



     The primary factor in the decline in property operating income from industrial properties located outside New England was a decrease from an overall 100.0% leased rate at November 30, 1995 to an overall 98.0% leased rate at November 30, 1996. Higher revenues from the non-New England office buildings contributed to the increase in office properties operating income. The decrease in operating income from 1995 to 1996 in the multifamily segment is largely due to the sale of the Posada del Rey Apartments in Metairie, Louisiana in September 1995. The decrease in property operating income from the non-New England other properties was directly related to the sale of a partnership interest in a San Bruno, California apartment complex.



     Commercial leases signed in 1996, the percentage of the commercial properties leased and scheduled commercial lease expirations in 1997 and 1998 (in square feet) are as follows:



                                                          Scheduled Expirations
                                                          ---------------------
                                  1996      Leased at
Property Type                   Leasing  November 30, 1996   1997       1998
 ------------------------------  ------- ----------------- --------- ----------
Industrial                       473,600        97.9%      333,400      528,400
Office/Research and Development   18,500       100.0         6,600      283,600
Office                           252,100        95.7       127,600      121,200
Retail                            50,800        88.3        11,300       81,200
                                 -------        ----       -------    ---------
  Total                          795,000        96.3%      478,900    1,014,400
                                 =======        ====       =======    =========



     Scheduled expirations in 1997 represent 9.4% of the Trust's total commercial square feet at November 30, 1996 compared to scheduled expirations in 1996 of 525,400 square feet, which represented 11.7% of the Trust's total commercial square feet at November 30, 1995. The Massachusetts and Maine properties were approximately 98% and 99% leased at November 30, 1996. There are no significant leases relating to the Maine properties scheduled to expire during 1997 and 1998. In the Trust's Massachusetts portfolio, leases relating to 152,000 and 458,000 square feet are scheduled to expire in 1997 and 1998, respectively, which management believes are subject to rents that are generally below the current market. In the St. Louis market, the Trust has 242,000 square feet under leases that are scheduled to expire in 1997, of which 200,600 square feet pertains to a single lease that contains a one-year extension option at a rate which management believes to be slightly below the current market rent for the area.



   1995 Compared to 1994



     Net income for 1995 of $14.3 million, or $1.25 per share, included a net gain of $3.2 million, which resulted from the sale of real estate investments. Net income for 1994 was $14.5 million, or $1.26 per share, which included a net gain of $4.5 million, resulting from the sale of real estate investments. Income before net gains increased by $1.2 million to $11.2 million in 1995, compared to $10.0 million in 1994. Funds from operations in 1995 totaled $19.5 million, compared to $18.1 million in 1994. Funds from operations for 1995 and 1994 have been restated to conform with NAREIT's recommended changes in the calculations of funds from operations previously described.



     The increase in income before net gains and funds from operations from 1994 to 1995 resulted principally from an increase in property operating income. The change in property operating income reflects improved results from properties owned throughout both 1994 and 1995, as well as the effect of the sale and acquisition of properties as detailed below:



                                          Net Change
                                         --------------
1995 and 1994 comparable properties       $   900,000
1995 and 1994 acquisitions                  3,200,000
1995 and 1994 sales                        (2,700,000)
                                           ----------
   Total                                  $ 1,400,000
                                           ==========

     The change in operating income with respect to each of the property types generally derives from the Trust's pattern of acquisitions and sales, as detailed below:



 Property Type                        Net Change
-----------------------------------  -------------
Industrial                            $ (100,000)
Office/Research and Development        1,300,000
Office                                   660,000
Multifamily                             (490,000)
Retail                                  (150,000)
Other (Land and Partnership)             180,000
                                      ----------
    Total                             $1,400,000
                                      ==========



     The income growth in the office/research and development segment was primarily due to acquisitions completed during 1995 and 1994. These properties were near or at 100% occupancy throughout 1995. The increase in the property income in the office segment reflects $0.3 million from the 1995 acquisitions and a $0.3 million increase generated from comparable properties. The 1995 acquisitions of office properties totaled 162,500 square feet and brought the Trust's office portfolio to 932,600 square feet at November 30, 1995. The increase in operating income from comparable office properties was due to an improvement in occupancy and, to a lesser extent, rental rates.



     The change in the multifamily segment reflects improved results from comparable properties offset by the effect of property sales in 1995 and 1994. The comparable properties experienced a 4.5% increase in revenue, principally from an increase in rental rates, while operating expenses were relatively unchanged from 1994. This resulted in an increase in operating income of $0.4 million from 1994 to 1995 which was offset by the loss of income of $0.9 million from properties sold. The Trust's interest in a Metairie, Louisiana apartment complex, which was sold in September 1995 for $12.0 million, had generated $1.1 million of operating income for the ten months it was owned during 1995. Operating income in the retail segment decreased slightly in 1995 due to charges associated with tenant terminations. The Trust executed leases relating to 657,500 square feet of commercial space during 1995.



     Also contributing to the change in income before net gains and funds from operations is an increase in interest income from 1994 to 1995, which was due generally to higher interest rates on short-term investments during 1995. Depreciation expense increased due to the increase in the number of properties owned.


Liquidity


     Shareholders' equity at November 30, 1996 was $194.4 million, compared to $180.5 million at November 30, 1995. The increase primarily reflects net income in excess of dividends. At November 30, 1996, financial liquidity was provided by $15.1 million in cash and cash equivalents and by $17.0 million available under lines of credit aggregating $45.0 million. The principal sources and uses of cash in 1996 are summarized as follows. The Portland Square Acquisition was acquired subject to $21.3 million of existing mortgage debt which is not included in the following table.



SOURCES OF CASH
Trust operations                             $21,000,000
Sales of real estate, net                     11,100,000
New borrowings, net of fees, prepayments
  and amortization                            32,500,000
                                              ----------
    Total                                    $64,600,000
                                              ==========
USES OF CASH
Real estate acquisitions                     $38,700,000
Dividends                                     11,300,000
Additions to real estate                       5,900,000
Other                                            600,000
                                              ----------
    Total                                    $56,500,000
                                              ==========

     Mortgage loans payable totaled $138.5 million at November 30, 1996, a net increase of $54.0 million from $84.5 million at November 30, 1995. The change represents a combination of the addition of three mortgage loans totaling $19.0 million, the $21.3 million of debt associated with the Portland Square Acquisition and additional net draws totaling $16.0 million under lines of credit which, in the aggregate, were offset by scheduled loan repayments totaling $2.3 million. Scheduled loan repayments due during 1997 total $3.1 million. MGI believes it will continue to be able to extend or refinance maturing mortgage loans upon satisfactory terms.



     Additional cash requirements in 1997 will include distributions to shareholders, capital and tenant improvements and leasing expenditures. During 1996, expenditures for capital and tenant improvements totaled $3.2 million and $2.7 million, respectively. Included in the amount for capital improvements are $1.9 million of costs associated with building renovations. During 1997, budgeted renovation costs are anticipated to aggregate $1.8 million. Additionally, the Trust has estimated that recurring capital expenditures in 1997 will total $2.0 million, including $0.9 million which pertains to interior and exterior improvements of its multifamily complexes and $1.1 million for its commercial properties. Tenant improvements relating to anticipated leasing activity are budgeted at $4.0 million in 1997.



     In December 1996, MGI acquired for $6.6 million two flex buildings, which are 100.0% leased. The acquisition completed a tax-deferred exchange. In addition, MGI entered into an agreement to refinance the existing $12.3 million, 9.3% loan secured by its investment in One Portland Square and an adjacent parking lot in Portland, Maine with an $11.0 million, fixed rate non-recourse loan bearing interest at a rate of 8.1% and having a term of 10 years. In connection with the repayment of the existing loan, a prepayment fee of $0.3 million will be incurred upon completion of the refinancing.



     Sources of funds in the future are expected to be from property operations, mortgaging or refinancing of existing mortgages on properties, borrowing under MGI's lines of credit and MGI's portfolio of investment securities. Other potential sources of funds include the proceeds of public or private offerings of additional equity or debt securities or the sale of real estate investments. It is presently anticipated that the purchase of additional properties in 1997 will be primarily financed by the proceeds of this offering, debt and, to a lesser extent, by cash flow from operations, short-term investments and the proceeds, if any, from the sale of real estate. MGI believes the combination of the proceeds of this offering, available cash and cash equivalents, the value of MGI's unencumbered properties and other resources are sufficient to meet its short- and long-term liquidity requirements.



Other



     During the past three fiscal years, the impact of inflation on MGI's operations and investment activity has not been significant.



     Real estate investments and operations are subject to a number of factors, including changes in general economic climate, local conditions (such as an oversupply of space, a decline in effective rents or a reduction in the demand for real estate), competition from other available space, the ability of the owner to provide adequate maintenance or to fund capital and tenant improvements required to maintain market position and control of operating costs. In certain markets in which the Trust owns real estate, overbuilding and local or national economic conditions have, in the past, combined to produce lower effective rents and/or longer absorption periods for vacant space. As the Trust re-leases space, certain effective rents may be less than those earned previously. Management believes its modest diversification by region and property type and its diverse tenant base somewhat reduce the risks associated with these factors and enhances opportunities for cash flow growth and capital gains potential, although there can be no assurance thereof.


New Accounting Pronouncements


     Effective December 1, 1996, the Trust will adopt SFAS No. 121 and 123, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and Accounting for Stock-Based Compensation. Management does not expect implementation of either statement to have a material effect on the financial statements of the Trust.

                                  MANAGEMENT


     The executive officers and Trustees of the Trust are:



          Name            Age                    Position
------------------------  -----  -------------------------------------------
W. Pearce Coues            55   Chairman of the Board of Trustees and
                                 Chief Executive Officer
Phillip C. Vitali          46   Executive Vice President, Chief Financial
                                 Officer and Treasurer
Robert Ware                58   Executive Vice President
Karl W. Weller             39   Senior Vice President
George S. Bissell          67   Trustee
Herbert D. Conant          72   Trustee
Francis P. Gunning         73   Trustee
Colin C. Hampton           74   Trustee
George M. Lovejoy, Jr      66   Trustee
William F. Murdoch, Jr     65   Trustee
Rodger P. Nordblom         69   Trustee


     The following is a biographical summary of experience for the executive officers and Trustees of the Trust.


     W. Pearce Coues has been Chairman of the Board of Trustees and Chief Executive Officer of the Trust since 1982. Mr. Coues is a past President of NAREIT and has been with the Trust since 1973.



     Phillip C. Vitali has been Executive Vice President of the Trust since December 1989 and Treasurer and Chief Financial Officer of the Trust since March 1986. Mr. Vitali has been with the Trust since 1981.



     Robert Ware has been Executive Vice President of the Trust since December 1989. Mr. Ware has been with the Trust since 1982.



     Karl W. Weller has been Senior Vice President of the Trust since March 1993 and was a Vice President, Aetna Life & Casualty Company and Managing Director, real estate investment group from 1981 to February 1993.



     George S. Bissell has been a Trustee since 1995. Mr. Bissell is the Chairman of the Funds Board of Keystone Investments, Inc. ("Keystone") and a director of Keystone Mutual Funds, an investment management firm based in Boston, Massachusetts. He was formerly the Chairman of the Board and Chief Executive Officer of Keystone.



     Herbert D. Conant has been a Trustee since 1988. Mr. Conant formerly was the Chairman of the Board and Chief Executive Officer of The Turner Corporation, a NYSE-listed general construction and construction management firm based in New York, New York.


     Francis P. Gunning has been a Trustee since 1971. Mr. Gunning formerly was the Executive Vice President and General Counsel of Teachers Insurance and Annuity Association of America and College Retirement Equities Fund based in New York, New York.


     Colin C. Hampton has been a Trustee since 1984. Mr. Hampton formerly was the Chairman of the Board and Chief Executive Officer of UNUM Corporation, a NYSE-listed provider of disability and employee benefits insurance and special risks reinsurance based in Portland, Maine.



     George M. Lovejoy, Jr. has been a Trustee since 1993. Mr. Lovejoy has been the President since 1994 and a director since 1972 of Fifty Associates, a REIT. Currently, Mr. Lovejoy is (i) a trustee of Scudder Cash Investment Trust, Scudder GNMA Fund, Scudder Municipal Trust, Scudder Investment Trust, Scudder Portfolio Trust and Scudder Tax Free Money Fund; (ii) a director of The Latin American Dollar Income Fund, Inc. and Scudder World Income Opportunities Fund; and (iii) the Shared Investment Committee Chairman of Copley Investors Limited Partnership. Mr. Lovejoy formerly was the Chairman of the Board and Chairman Emeritus of Meredith & Grew a Boston, Massachusetts based real estate brokerage and management firm.



     William F. Murdoch, Jr. has been a Trustee since 1996. Mr. Murdoch has been a principal of Murdoch Associates, a real estate firm based in Princeton, New Jersey, since 1990. Mr. Murdoch is a past President of NAREIT and the former Chief Executive Officer of HRE Properties, a NYSE-listed REIT.


   Rodger P. Nordblom has been a Trustee since 1984. Mr. Nordblom is the Chairman of the Board of Nordblom Company, a real estate development and management firm based in Burlington, Massachusetts.

                                   TAXATION

     The Trust believes that it has operated, and the Trust intends to continue to operate, in such manner as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), but no assurance can be given that it will at all times so qualify.


     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and very general summary of certain provisions which currently govern the federal income tax treatment of the Trust and its shareholders. For the particular provisions which govern the federal income tax treatment of the Trust and its shareholders, reference is made to Sections 856 through 860 of the Code and the Income Tax Regulations promulgated thereunder. The following summary is qualified in its entirety by such reference. This discussion does not address any state, local or foreign tax considerations or issues that arise as a result of an investor's special circumstances or special status under the Code (including the status of a person who is not a U.S. shareholder as defined below).



     Under the Code, if certain requirements are met in a taxable year, a REIT will generally not be subject to federal income tax with respect to income which it distributes to its shareholders. However, the Trust may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income, the "alternative minimum tax" on its items of tax preference, and adjustments and taxes imposed on income and gain generated by certain extraordinary transactions. If the Trust fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which would have a material adverse effect upon its shareholders.



     As long as the Trust qualifies as a REIT, distributions made to the Trust's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of Common Shares that for U.S. federal income tax purposes is: (a) (i) a citizen or resident of the United States; (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof;
(iii) an estate the income of which is subject to U. S. federal income taxation regardless of its source; or (iv) a trust (x) over the administration of which a court within the United States is able to exercise primary supervision and (y) all substantial decisions of which one or more United States fiduciaries have the authority to control, and (b) does not have special status under the Code, such as a tax-exempt organization. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Trust's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. If a shareholder realizes a loss on the disposition of Common Shares held for not more than six months, the loss will be treated as a long term capital loss to the extent of any prior distributions with respect to such Common Shares that the shareholder received as capital gain dividends. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Shares, the distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Shares have been held for one year or less) assuming the Common Shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Trust in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Trust and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Trust during January of the following calendar year.


     Investors are urged to consult their own tax advisors with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction. Foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Trust including the possibility of United States income tax withholding on Trust distributions.

                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Trust the following respective numbers of Common Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:


Underwriter                           Number of Shares
-----------                           ----------------
Alex. Brown & Sons Incorporated
Davenport & Co. of Virginia, Inc.
Sutro & Co. Incorporated
Tucker Anthony Incorporated
 Total                                   1,750,000
                                         ==========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all Common Shares offered hereby if any of such shares are purchased.


     The Trust has been advised by the Underwriters that the Underwriters propose to offer the Common Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $ per Common Share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per Common Share to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Underwriters.



     The Trust has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus Supplement, to purchase up to 262,500 additional Common Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Common Shares to be purchased by it shown in the above table bears to 1,750,000, and the Trust will be obligated, pursuant to the option, to sell such Common Shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Shares offered hereby. If purchased, the Underwriters will offer such additional Common Shares on the same terms as those on which the 1,750,000 Common Shares are being offered.



     The Trust has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.



     The Trust and each of its executive officers and trustees have agreed with the Underwriters not to directly or indirectly offer, sell, offer to sell, contract to sell or otherwise dispose of any of the Common Shares for a period of 90 days after the date of this Prospectus Supplement without the prior consent of Alex. Brown & Sons Incorporated, except that the Company may issue new Common Shares under MGI's 1982 Incentive Stock Option Plan for Key Employees, 1982 Stock Option Plan for Trustees, 1988 Stock Option and Stock Appreciation Rights Plan for Key Employees, 1988 Stock Option Plan for Trustees, 1994 Stock Option and Stock Appreciation Rights Plan, for Key Employees, 1994 Stock Option Plan for Trustees and Dividend Reinvestment and Share Purchase Plan, each as amended.


                                LEGAL MATTERS


     Certain legal matters, including the legality of the Common Shares, will be passed upon for the Trust by Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022. Members of Olshan Grundman Frome & Rosenzweig LLP own an aggregate of 15,015 Common Shares and hold options to purchase an aggregate of 23,400 Common Shares. Certain legal matters for the Underwriters will be passed upon by Piper & Marbury L.L.P.

                                   EXPERTS



     The financial statements and schedule of the Trust as of November 30, 1996 and 1995, and for each of the years in the three-year period ended November 30, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     In addition to the documents incorporated by reference pursuant to the accompanying Prospectus dated December 13, 1996, there is incorporated by reference herein the Trust's Current Reports on Form 8-K dated July 2, 1996, as amended and August 30, 1996, as amended; and the Trust's Annual Report on Form 10-K for the year ended November 30, 1996.

PROSPECTUS



                                 $100,000,000


                                 MGI Properties


                Common Shares, Preferred Shares, Debt Securities,
                          Warrants or Rights and Units


   MGI Properties (together with its consolidated subsidiaries, "MGI" or the "Trust") may offer from time to time in one or more series (i) its common shares of beneficial interest, par value $1.00 per share ("Common Shares"),
(ii) its preferred shares of beneficial interest, par value $1.00 per share ("Preferred Shares" and, together with the Common Shares, the "Capital Stock"), (iii) its unsecured debt securities consisting of bonds, debentures, notes and/or other evidences of indebtedness ("Debt Securities"), (iv) warrants or rights ("Warrants") to purchase Common Shares, Preferred Shares and/or Debt Securities and (v) units ("Units") consisting of two or more of the foregoing securities, with an aggregate public offering price of up to $100,000,000 in amount, at prices and on terms to be determined at the time of offering. The Common Shares, Preferred Shares, Debt Securities, Warrants and Units (collectively, the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

   The specific terms of the Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Shares, the offering price; (ii) in the case of Preferred Shares, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and the offering price; (iii) in the case of Debt Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Trust or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Shares or Common Shares, covenants and the offering price; (iv) in the case of Warrants, the number and terms thereof, any applicable designation thereof, and the designation and the number of securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration, detachability and transferability thereof and (v) in the case of Units, a description of the securities comprising such Units and the offering price thereof. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with the Trust's Second Amended and Restated Declaration of Trust, as amended (the "Declaration of Trust") or otherwise appropriate to preserve the status of the Trust as a real estate investment trust ("REIT") for federal income tax purposes.

   The applicable Prospectus Supplement will also contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

   The Securities may be offered directly by the Trust, through agents designated from time to time by the Trust or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

   The Common Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "MGI." On October 31, 1996, the last sale price for the Common Shares on the NYSE was $19-1/8.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



              The date of this Prospectus is December 13, 1996.

                            AVAILABLE INFORMATION

   The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Common Shares are listed on the NYSE and such reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

   The Trust has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including exhibits thereto, may be inspected and copied at the locations described above. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents previously filed by the Trust are incorporated by reference in this Prospectus and shall be deemed to be a part hereof: (i) the Trust's Annual Report on Form 10-K for the fiscal year ended November 30, 1995, (ii) the Trust's Reports on Form 10-Q for the fiscal quarters ended February 29, 1996, May 31, 1996 and August 31, 1996, (iii) the Trust's Definitive Proxy Statement with respect to its Annual Meeting of Shareholders on March 21, 1996 and (iv) Reports on Form 8-K dated July 2, 1996, as amended, and August 30, 1996, as amended, each reporting Acquisition of Assets. All documents filed by the Trust pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities shall also be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

   Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

   The Trust hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written requests for such copies should be directed to MGI Properties at One Winthrop Square, Boston, Massachusetts 02110, Attention: Ms. Jean Harrington, Vice President and Secretary. Oral requests should be directed to such individual (telephone number (617) 422-6000).

                                -------------

   No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Trust. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.

                                  THE TRUST


   MGI Properties is a self-advised REIT that owns and operates a diversified portfolio of income producing real estate, which as of August 31, 1996 consisted of 57 commercial properties (83% of real estate investments, at cost) and interests in six multifamily residential properties (17% of real estate investments, at cost). Since 1992, the Trust has focused on the commercial segment of the real estate market, specifically industrial and office properties located in New England. At August 31, 1996, 48% of MGI's real estate assets were located in New England. As of such date, the Trust's commercial portfolio was leased to 303 tenants and aggregated 5,260,000 square feet (3,258,000 industrial, 1,195,000 office and 807,000 retail). The multifamily properties consist of five wholly owned residential complexes aggregating 1,335 units and a 4% partnership investment. At August 31, 1996, the commercial and residential properties were 97% and 95% leased, respectively.


   The Common Shares are listed on the NYSE under the symbol "MGI."

   The Trust, formerly known as Mortgage Growth Investors, was organized in 1971 as a Massachusetts common law business trust. MGI initially operated as a hybrid REIT with a significant portion of its assets invested in mortgage loans. In 1985, the Trust began the conversion to an equity REIT, which has direct ownership of income producing properties. The conversion was completed by January 1993. The conversion to an equity REIT has enabled the Trust to assume control and management of its investments. Management believes that the conversion has proven beneficial to the shareholders.

   The Trust's offices are located at One Winthrop Square, Boston, Massachusetts 02110 and its telephone number is (617) 422-6000.

                               USE OF PROCEEDS

   Unless otherwise described in the applicable Prospectus Supplement, the Trust intends to use the net proceeds from the sale of Securities primarily for general business purposes, including the acquisition, leasing, management of industrial, office, multifamily or other properties or the acquisition of interests in partnerships or other entities owning industrial, office, multifamily or other properties as suitable opportunities arise, the acquisition of real estate service entities, the repayment of certain outstanding debt, selective development and effecting improvements to certain properties in the Trust's portfolio.

   Pending their use as described above, the net proceeds from the sale of any Securities may be used for other general corporate purposes of the Trust or invested in short-term securities, interest-bearing time or demand deposits issued by financial institutions, cash items or qualified government securities.

                     RATIOS OF EARNINGS TO FIXED CHARGES

   The following table sets forth the historical ratios of earnings to fixed charges of the Trust for the periods indicated:

                                                   Quarter Ended
            Year Ended November 30,                  August 31,
 -----------------------------------------------  -----------------
   1991      1992     1993      1994      1995     1995      1996
---------  --------  -------- --------  --------  ----------------
  1.96:1    2.32:1   2.57:1    3.48:1    3.29:1   3.08:1    2.34:1

   To date, the Trust has not issued any Preferred Shares. Accordingly, the ratios of earnings to combined fixed charges and Preferred Shares dividends are unchanged from the ratios shown above. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to net income (loss) before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

                        DESCRIPTION OF DEBT SECURITIES

   The Debt Securities will be issued in one or more series under an Indenture (the "Indenture") which may be supplemented by supplemental indentures (each, an "Indenture Supplement") between the Trust and a bank trustee (the "Trustee") to be named prior to the issuance of any Debt Securities. The terms of the Debt Securities include those stated in the Indenture and those made part of the Indenture (before any Indenture Supplements) by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement and is incorporated herein by reference. The following is a summary of the Indenture, which summary does not purport to be complete, and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms. Parenthetical references to Sections are references to the corresponding section of the Indenture unless otherwise indicated.

General

   The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series. Debt Securities will be unsecured general obligations of the Trust, which may be convertible into Common Shares or Preferred Shares. Debt Securities of any series may bear interest from the date of delivery at the rate shown on the cover page of the applicable Prospectus Supplement. The indebtedness represented by the Debt Securities of any series may be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Trust, as described under "Subordination of Debt Securities." The particular terms of the Debt Securities of any series will be set forth in the applicable Indenture Supplement and described in the applicable Prospectus Supplement. Such description will include any applicable modifications of, or additions to, the general terms of the Debt Securities as described herein or in the Indenture, as modified by any applicable Indenture Supplement. Accordingly, for a description of the Debt Securities of any series, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

   The Indenture will provide that the Trust may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

Prospectus Supplement

   The applicable Prospectus Supplement will describe the following terms of the series of Debt Securities offered in connection therewith:

   (a) the title of such Debt Securities (which shall distinguish such Debt Securities from all other series thereof);

   (b) the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and/or interest on such Debt Securities shall be payable (if other than U.S. Dollars) and the manner of determining the equivalent thereof in U.S. Dollars;

   (c) any limit upon the aggregate principal amount of such Debt Securities which may be authenticated and delivered under the Indenture;

   (d) the manner in which the amount of payments of principal of (and premium, if any) and/or interest on such Debt Securities may be determined with reference to an index;

   (e) the dates, or the method for determining such dates, on which the principal of such Debt Securities will be payable;

   (f) the rate or rates, or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

   (g) the place or places where the principal of (and premium, if any) and/or interest, if any, on such Debt Securities of the series will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Trust in respect of such Debt Securities and the Indenture may be served;

   (h) the period or periods within which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and any other terms and conditions upon which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, at the option of the Trust, if the Trust is to have the option;

   (i) any mandatory or optional sinking fund or analogous provision;

   (j) the period or periods within which and the price or prices at which such Debt Securities may, pursuant to any optional or mandatory redemption provisions (including any provisions for redemption at the option of the holder thereof), be redeemed and other terms and conditions of any such optional or mandatory redemption;

   (k) whether such Debt Securities will be in registered or bearer form and, if in registered form, the terms and conditions relating thereto;

   (l) whether such Debt Securities shall be issued in the form of one or more Global Securities (as defined below), and, if so, the identity of the Depositary of such series;

   (m) the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and/or interest of such Securities will be payable if other than the currency of the United States;

   (n) whether such Debt Securities are to be issued upon the exercise of warrants or rights, the time, manner and place for such Debt Securities to be authenticated and delivered;

   (o) any deletions from, modifications of, or additions to, the Events of Default or covenants of the Trust with respect to such Securities of such series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the general provisions of the applicable Indenture;

   (p) if other than the Trustee, the identity of each Security Registrar and/or Paying Agent;

   (q) the applicability, if any, of the defeasance and covenant defeasance provisions described in the general provisions of the applicable Indenture and any applicable Indenture Supplement thereto;

   (r) the circumstances, if any, under which the Trust will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Trust will have the option to redeem such Debt Securities in lieu of making such payment;

   (s) if such Debt Securities are to be issued at an original issue discount, as described below, the amount of principal, if any, payable upon acceleration of such Debt Securities following an Event of Default; and

   (t) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture.

   If so provided in the applicable Indenture Supplement, Debt Securities may be issued at a substantial discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof (collectively the "Original Issue Discount Securities"). In such cases, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

Denomination, Interest, Registration and Transfer

   Unless otherwise provided in any applicable Indenture Supplement, Debt Securities will be issued only in fully registered form in denominations of $1,000 principal amount or any integral multiple thereof (Section 3.2). Debt Securities are exchangeable and transfers thereof will be registrable without charge therefor, except that the Trust may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 3.5).

   Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Trust, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

   All monies paid by the Trust to a paying agent or a Trustee for the payment of the principal of or any premium, if any, or interest on any Debt Security which remain unclaimed at the end of three years after the same has become due and payable shall, unless otherwise required by applicable law, be repaid to the Trust, and the holder of such Debt Security thereafter may look only to the Trust for payment thereof.

   Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tenor upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Trust for such purpose. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Trust for such purpose. Every Debt Security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable Trustee or transfer agent. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trust may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Trust with respect to any series of Debt Securities, the Trust may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Trust will be required to maintain a transfer agent in each place of payment for such series. The Trust may at any time designate additional transfer agents with respect to any series of Debt Securities.

Consolidation, Merger, Sale or Conveyance


   The Indenture will provide that the Trust, without the consent of the holders of the then outstanding Debt Securities may merge or consolidate with, or sell or convey all or substantially all of its assets to, any other entity, provided that (i) either the Trust shall be the continuing entity, or the successor entity (if other than the Trust) shall be an entity organized and existing under the laws of the United States or a state thereof or the District of Columbia (although it may, in turn, be owned by a foreign entity) and such entity shall expressly assume by the applicable Indenture Supplement all of the obligations of the Trust under the Debt Securities and the Indenture; (ii) immediately after giving effect to such transactions no default or Event of Default shall have occurred and be continuing, and (iii) the Trust shall have delivered to the Trustee an officers' certificate and opinion of counsel, stating that the transaction and the applicable Indenture Supplement comply with the Indenture (Section 8.1).



Reorganization and Other Transactions

   The Indenture will not afford the holders of Debt Securities any protection from a decline of credit quality, nor will it give any protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction ("Leveraged Transaction") involving the Trust that may adversely affect holders of Debt

Securities, except to the limited extent described above. The Indenture will not contain any provision requiring the Trust to repurchase any of Debt Securities in the event of a Leveraged Transaction, even though the Trust's creditworthiness and the market value of Debt Securities may decline significantly as a result of any such transaction.

Conversion Rights

   If and to the extent set forth in the Indenture and the applicable Indenture Supplement and described in the applicable Prospectus Supplement, any portion of the principal amount of any Debt Securities of any series which is $1,000 or an integral multiple thereof may be converted into Common Shares and/or Preferred Shares at any time prior to redemption or maturity, following the date set forth in the applicable Prospectus Supplement. The conversion price and the specific class of Capital Stock of the Trust into which Debt Securities are convertible will be set forth on the cover page of the applicable Prospectus Supplement (subject to adjustments as described below), except that the right to convert Debt Securities of a series called for redemption will terminate at the close of business on the specific redemption date and will be lost if not exercised prior to that time (Section 16.1).

   To protect the Trust's status as a REIT, the holder may not convert any Debt Security if as a result of such conversion any person would then be deemed to beneficially own in excess of 9% in value of all outstanding shares of Capital Stock (Section 16.1).

   The conversion price will be subject to adjustment under certain conditions, including in connection with (i) the payment of dividends or other distributions in respect of any class of Capital Stock in shares of Capital Stock; (ii) subdivisions, combinations, reorganizations and reclassifications of any class of Capital Stock; (iii) the issuance to all or substantially all holders of shares of any class of Capital Stock of rights or warrants entitling them to subscribe for, or purchase shares of, Capital Stock at a price per share (or having a conversion price per share) at less than the current market price per share (Paragraph 2 of Section 16.4) of such holders' respective class of Capital Stock (subject to the limitation that under certain circumstances shares of Capital Stock issued under the Trust's dividend reinvestment plan will not be deemed to be issued pursuant to rights or warrants for purposes of this clause (iii)); and (iv) distributions to all or substantially all of the holders of any class of Capital Stock of evidences of indebtedness or assets (including any securities, other than those rights, warrants, dividends or other distributions referred to in clause (iii) above and dividends or other distributions not otherwise prohibited under the terms of the Indenture, including certain purchase rights relating to the dividend reinvestment plan) of the Trust; subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the applicable conversion price of at least 1% (Section 16.4).


   A conversion price adjustment made according to the provisions of any series of Debt Securities (or the absence of a provision for such an adjustment) might result in a constructive distribution to the holders of Debt Securities of such series or of shares of a class of Capital Stock. The Trust may, at its option, but shall not be required to, make any adjustment to the conversion price, in addition to those adjustments described above, to avoid or diminish any income tax to any holders of any shares of any class of Capital Stock resulting from any dividend or other distribution thereof (or rights to acquire such shares) or from any event treated as such for income tax purposes or for any other reason. The Board of Trustees of the Trust (the "Board of Trustees") will have the power to resolve any ambiguity or correct any error in the provision relating to the adjustment of the conversion price of any series of Debt Securities. Its actions shall be final and conclusive (Section 16.4).


   In the event the Trust shall (i) effect any capital reorganization or reclassification of any class of its shares of Capital Stock, (ii) consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which the Trust is the surviving entity), or (iii) sell or transfer substantially all of its assets, the holders of any series of Debt Securities shall have the right, if entitled to convert such Debt Securities, to receive upon conversion thereof, the same kind and amount of Capital Stock and other securities, cash or property as shall have been issuable or distributable prior to such consolidation, merger, sale or transfer (Sections 16.4(5) and 16.10).

   Fractional shares will not be issued upon conversion, but, in lieu thereof, the Trust will pay on the applicable conversion date a cash adjustment based upon market price (Section 16.8).

   The record holders of Debt Securities at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debt Securities on the corresponding interest payment date notwithstanding the conversion thereof. However, Debt Securities surrendered for conversion during the period from the close of business on any record date to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of Debt Securities who convert Debt Securities on an interest payment date will receive the interest payable on such date and need not include payment of such interest upon surrender of Debt Securities for conversion. Except as aforesaid, no payment or adjustment is to be made on conversion for interest accrued on Debt Securities or for dividends on shares of any class of Capital Stock (Sections 3.7 and 16.3).

Subordination of Debt Securities

   The indebtedness evidenced by Debt Securities of any series may be subordinated and junior in rights of payment, to the extent set forth in the Indenture and the applicable Indenture Supplement, to the prior payment in full of amounts then due on all Senior Indebtedness (as hereinafter defined). No payment shall be made by the Trust on account of principal of (or premium, if any) or interest on Debt Securities of any series or on account of the purchase or other acquisition of Debt Securities of any series, if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof or with respect to the payment of any Senior Indebtedness, and such default shall be the subject of a judicial proceeding or the Trust shall have received notice of such default from any holder of Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. By reason of these provisions, in the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of (and premium, if any) and interest on Debt Securities of any series may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived (Section 15.2).

   Upon any acceleration of the principal of Debt Securities or any distribution of assets of the Trust upon any receivership, dissolution, winding-up, liquidation, reorganization, or similar proceedings of the Trust, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the holders of Debt Securities of any series or the Trustee are entitled to receive or retain any assets so distributed in respect of Debt Securities (Section 15.2). By reason of this provision, in the event of insolvency, holders of Debt Securities of any series may recover less, ratably, than holders of Senior Indebtedness.


   "Senior Indebtedness" is defined to mean the principal of and interest on, or substantially similar payments to be made by the Trust in respect of, the following, whether outstanding at the date of execution of the Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Trust for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Trust evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Trust as lessee under leases of property either made as part of any sale and lease-back transaction to which the Trust is a party or otherwise, (d) indebtedness of partnerships and joint ventures which is included in the Trust's consolidated financial statements, (e) indebtedness, obligations and liabilities of others in respect of which the Trust is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Trust has agreed to purchase or otherwise acquire, and (f) any binding commitment of the Trust to fund any real estate investment or to fund any investment in any entity making such real estate investment; but excluding, however, (1) any such indebtedness, obligation or liability referred to in clauses (a) through (f) above as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Securities, or ranks pari passu with the Securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Trust to substantially the same extent as or to a greater extent than the Securities are subordinated and (3) the Securities. As used in the preceding sentence the term "purchase-money obligations" shall mean indebtedness or obligations evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest but excluding indebtedness or obligations for which recourse is limited to the property purchased) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, but shall not include any trade accounts payable. A distribution may consist of cash, securities or other property.


   "Indebtedness" with respect to any person means (a) all indebtedness for borrowed money whether or not evidenced by bonds, notes, debentures or a similar instrument, (b) that portion of obligations with respect to leases that is properly classified as a liability on a balance sheet in accordance with generally accepted accounting principles, (c) notes payable and drafts accepted representing extensions of credit, (d) any balance owed for all or any part of the deferred purchase price of property or services, which purchase price is due more than six months from the date of incurrence of the obligation in respect thereof (except any such balance that constitutes (i) a trade payable or an accrued liability arising in the ordinary course of business or (ii) a trade draft or note payable issued in the ordinary course of business in connection with the purchase of goods or services), if and to the extent such debt would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles, (e) all indebtedness for letters of credit or bankers acceptances issued for the account of such person or performance, surety or similar bonds, (f) all indebtedness under interest rate swaps, caps or similar agreements and foreign exchange contracts, currency swaps or similar agreements, (g) any liability of others of the kind described in the preceding clauses (a) through (f), which such person has guaranteed or which is otherwise its legal liability, and (h) any and all deferrals, renewals, extensions and refunding of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a) through (f); provided, however, that, in computing the "Indebtedness" of any person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof and at the time of determination of such indebtedness, there shall have been deposited with a depositary in trust money (or evidences of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of such person.

Discharge, Defeasance and Covenant Defeasance

   As indicated in the applicable Prospectus Supplement, the Trust may be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities issued under any Indenture that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee in trust, money, U.S. Government Obligations or a combination thereof in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be (Section 4.1).

Optional Redemption

   Debt Securities of any series will be subject to redemption, in whole or in part, or on any date subsequent to the date set forth in the Prospectus Supplement, at the option of the Trust on at least 60 days prior notice (45 days prior notice in the case of redemption of all Securities of any series) by mail or by guaranteed overnight courier, at a redemption price equal to 100% (or such greater price as is set forth in the Prospectus Supplement relating to such series of Debt Securities) of the principal amount plus interest accrued to the date of redemption (Section 11.2). The Trust may exercise its redemption powers over a holder's Debt Securities at any time to the extent deemed sufficient by the Trust to prevent the holder of such securities or any other person having an interest therein, if such securities were converted into Capital Stock, from being deemed to own Excess Shares (See "Description of Capital Stock-- Repurchase and Transferability of Shares"). The Indenture does not contain any provision requiring the Trust to repurchase Debt Securities at the option of the holders in the event of a Leveraged Transaction, even though the Trust's creditworthiness and the market value of Debt Securities may decline significantly as a result of such transaction. Nor does the Indenture protect holders thereof against any decline in credit quality.

Certain Covenants

   The applicable Prospectus Supplement will describe any material covenants in respect of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will include the following covenants:

   Maintenance of Existence. Except as permitted under "Consolidation, Merger, Sale or Conveyance," the Trust will do or cause to be done all things necessary to preserve and keep in full force and effect its existence as a Massachusetts business trust, all material rights (as provided in the Declaration of Trust and under Massachusetts law) and material franchises; provided, however, that the Trust shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business (Section 10.4).

   Maintenance of Office or Agency. The Trust will maintain in each location where Debt Securities of any series shall be paid an office or agency where such Debt Securities may be presented or surrendered for payment, registration of transfer or exchange, or conversion and where notices and demands in respect of such Debt Securities, the Indenture and/or the Trust may be served. The Trust will give prompt written notice to the Trustee of each location, and any change thereto, of such office or agency (Section 10.2).

   Maintenance of Properties and Insurance. The Trust will cause all of its properties used and material to the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Trust may be reasonably necessary so that the business carried on in connection therewith may be properly and conducted at all times (Section 10.5). In addition, the Trust will and will cause each subsidiary to keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility (Section 10.6). There is, however, no prohibition against the Trust selling or otherwise disposing for value of its properties in the ordinary course of business or discontinuing the operation or maintenance of any such properties, if the Trust determines that their preservation is no longer desirable in the conduct of its business and not disadvantageous in any material respect to the holders of Debt Securities.

   Money for Securities Payments to Be Held in Trust. If the Trust shall at any time act as its own Paying Agent with respect to any series of Debt Securities, it will, on or before each due date of the principal of (and premium, if any) or interest on any of the Debt Securities of that series, segregate and hold in trust for the benefit of the persons entitled thereto a sum sufficient to pay such amounts until such sums shall be paid to such persons or otherwise disposed of as provided in the Indenture. If the Trust shall have one or more Paying Agents for any series of Securities, it will, on or before each due date of any payment of principal, premium, if any or interest on any Debt Securities of that series, deposit with a Paying Agent a sum sufficient to pay any such sum which sum will be held in trust for the benefit of the persons entitled thereto and will cause each Paying Agent for any series of Debt Securities to execute and deliver to the Trustee a paying agency agreement setting forth the terms and conditions of such agency (Section 10.3).

   Payment of Taxes and Other Claims. The Trust will pay or discharge or cause to be paid or discharged, within 30 days after the Trust shall have received notice that the same has become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Trust or any subsidiary, and (ii) all material lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Trust or any subsidiary, unless such lien would not have a material adverse effect upon such property; provided, however, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 10.10).

   Payment of Debt Securities and Reports to the Trustee. The Trust will be obligated to pay the principal of, premium, if any, and interest on, Debt Securities when due in accordance with their terms (Section 10.1). The Trust also covenants to file with the Trustee copies of all reports filed with the Commission promptly after making such filings with the Commission (Sections
7.4 and 10.7), and also to deliver to the Trustee within 120 days after the end of each fiscal year a certificate as to the Trust's compliance with the terms of the Indenture during such fiscal year (Section 10.8).

   Limitation on Distributions and Acquisitions of Shares. The Indenture may provide that the Trust will not (i) declare or pay any dividend or make any distribution to holders of its Capital Stock (other than dividends or distributions payable in its shares or other than as the Trust determines is necessary to maintain its REIT status) or (ii) purchase, redeem or otherwise acquire or retire for value any of its Capital Stock or permit any subsidiary to do so, if at the time of such action an Event of Default (as defined in the Indenture) has occurred and is continuing or would exist immediately after giving effect to such action (Section 10.9).

   Further Covenants. The Prospectus Supplement with respect to any series of Debt Securities will describe any further covenants to the Trust set forth in the Indenture Supplement relating to such series, which may include any limitations on incurrence of additional debt.

Modification of the Indenture

   With certain exceptions, the rights and obligations of the Trust and the rights of holders of any series of Debt Securities may only be modified by the Trust and the Trustee with the consent of the holders of at least a majority in principal amount of each series of affected Debt Securities. Without the consent of each affected Debt Security holder, no amendment or waiver or supplement may (i) reduce the principal of, or rate of interest on, any Debt Security; (ii) change the stated maturity date of the principal of, premium, if any, on, or any installment of interest on, any Debt Security;
(iii) change the currency for payment of the principal of, or premium, if any, or interest on, any Debt Security; (iv) impair the right to institute suit for the enforcement of any such payment when due; (v) reduce the amount of outstanding Debt Securities necessary to consent to an amendment or waiver provided for in the Indenture; or (vi) modify any provisions of the Indenture relating to the modification, supplement and amendment of the Indenture or waivers of past defaults, except as otherwise specified (Section 9.2 and Section 316(b) of the TIA).

Events of Default, Notice and Waiver

   The following events will be Events of Default under the Indenture in respect of any applicable series of Debt Securities: (i) default in the payment of interest on Debt Securities of such series when due and payable, which continues for 30 days; (ii) default in the payment of principal of (and premium, if any) on such Debt Securities when due, at maturity, upon redemption or otherwise, or failure to deposit any sinking fund payment when due; (iii) failure to perform any other covenant of the Trust contained in the Indenture or such Debt Securities which continues for 60 days after written notice is given as provided in the Indenture; (iv) default under any bond, debenture or other Indebtedness of the Trust or any subsidiary, if (a) either (x) such event of default results from the failure to pay any such Indebtedness at maturity or (y) as a result of such event of default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within ten days after notice to the Trust of such acceleration, or such Indebtedness having been discharged, and (b) the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been so accelerated, aggregates $10,000,000 or more; (v) certain events of bankruptcy, insolvency or reorganization relating to the Trust, and (vi) any other Event of Default provided with respect to Debt Securities of such series (Section 5.1). The Indenture Supplement with respect to any series of Debt Securities may provide for additional or modified Events of Default for the Debt Securities of such series. If an Event of Default shall occur and be continuing, the Trustee or the holders of a majority in aggregate principal amount of the applicable series of Debt Securities may declare such Debt Securities due and payable (Section 5.2).

   The Indenture will provide that the Trustee shall, within 90 days after the occurrence of any default or Event of Default with respect to Debt Securities of any series, give to the holders of Debt Securities notice of all uncured defaults or Events of Default known to it. The Trustee shall be protected if in good faith it determines that the withholding of such notice is in the interest of the holders of Debt Securities of any series (Section 6.5).

   The Indenture will provide that the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series (Section 5.12). The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions including notice and indemnity to the Trustee, but the holder has an absolute right to receipt of principal of (and premium, if any) and interest on such holder's Debt Security on or after the respective due dates expressed in Debt Securities and to institute suit for the enforcement of any such payments (Section 5.8).

   The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of such series waive certain past defaults, except a default in payment of the principal of (and premium, if any) or interest on any Debt Securities of such series or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security affected thereby (Section 5.13).

   The Trust will be required to furnish the Trustee annually a statement of certain officers of the Trust stating whether or not they know of any Default or Events of Default (as defined in the Indenture) and, if they have such knowledge, a description of the efforts to remedy the same (Section 10.8).

Global Securities

   Debt Securities of a series may be issued in whole or in part in the form of one or more global or book-entry securities ("Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                         DESCRIPTION OF CAPITAL STOCK

   The description of the Capital Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Declaration of Trust and the Trust's Bylaw, as amended (the "Bylaw"), copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

General

   Under the Declaration of Trust, the Trust has authority to issue up to
23.5 million shares of Capital Stock, consisting of 17.5 million Common Shares, par value $1.00 per share, and six million Preferred Shares, par value $1.00 per share. At October 16, 1996, there were approximately 11,563,199 Common Shares issued and outstanding and no Preferred Shares issued or outstanding.

Common Shares

   All Common Shares offered hereby have been duly authorized and will, when issued and paid for as described in the applicable Prospectus Supplement, be fully paid and non-assessable. All outstanding Common Shares participate equally in distributions when and as declared by the Board of Trustees and in the assets available for distribution after payment of liabilities and of the preferential amounts, if any, as to which holders of any Preferred Shares then outstanding may be entitled upon the termination of the Trust. Shareholders of the Trust do not have any preemptive rights. Shareholders of record are entitled to cast one vote for each Common Share held on all matters presented for a vote of the shareholders. Except as set forth below, in meetings where a quorum is present, shareholder action requires approval of a majority of the votes cast.

   The Declaration of Trust provides that, subject to the provisions of any series of Preferred Shares then outstanding, the affirmative vote of the holders of Common Shares representing not less than 66-2/3% of the total votes authorized to be cast by shares of all classes which are present in person or by proxy and entitled to vote and voting in the election of Trustees at such meeting is required for the election of each of the nominees for Trustee (i.e., 66-2/3% of the votes cast). The Board of Trustees is divided into three classes. Each class to be elected is generally voted upon every three years. In the event that no nominee for a particular trusteeship receives the requisite number of votes for election to such trusteeship at the annual meeting of shareholders at which such nominee is standing for election, the incumbent Trustee would remain in such office until the next annual meeting and until a successor is elected and qualified. At that meeting, such nominee would stand for election for the remainder of such term, together with the nominees for the class whose term then expires. Cumulative voting for the election of Trustees is not permitted. Except as provided in the provisions of any series of Preferred Shares at the time outstanding, the provisions of the Declaration of Trust may be amended or repealed, without the approval of the Board of Trustees, by the affirmative vote of the holders of not less than 80% of each class of outstanding voting shares of Capital Stock. In addition, the approval of not less than 66-2/3% of the whole Board of Trustees (the "whole Board" being the number of Trustees theretofore established by Board resolution), together with the approval of the holders of a majority of the outstanding voting shares of Capital Stock, is required to amend the Declaration of Trust or to terminate the Trust or for a merger or sale of all or substantially all of the assets of the Trust.

   The Declaration of Trust also provides that special meetings of shareholders may be called by a majority of the Trustees and, subject to the provisions of any series of Preferred Shares then outstanding, shall be called by any Trustee upon the written request of shareholders holding not less than 50% of the total outstanding shares of Capital Stock of all classes entitled to vote at such a meeting.

   Shareholders are entitled to receive distributions when and as declared by the Board of Trustees out of funds legally available therefor. In the event of termination, shareholders are entitled to share ratably in the assets available for distribution after payment of liabilities and of such preferential amounts, if any, as the holders of any Preferred

Shares at the time outstanding shall be entitled. There are no conversion, redemption (except as may be necessary for REIT qualification), exchange, sinking fund, or similar provisions regarding the Common Shares.

   The transfer agent and registrar for the Common Shares is BostonEquiServe, L.P.

Preferred Shares

   General. Preferred Shares may be issued from time to time, in one or more series, as authorized by the Board of Trustees. The Trustees are authorized to issue the Preferred Shares in series and to establish from time to time the number of Preferred Shares to be included in such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the Preferred Shares of each series.

   Terms. The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Declaration of Trust and Bylaw and any applicable additional amendment to the Declaration of Trust designating terms of a series of Preferred Shares (a "Designating Amendment").

   Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

   (a) The title and stated value of such Preferred Shares;

   (b) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

   (c) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

   (d) The date from which dividends on such Preferred Shares shall accumulate, if applicable;

   (e) The voting rights, if any, of such Preferred Shares;

   (f) The procedures for any auction and remarketing, if any, for such Preferred Shares;

   (g) The provision for a sinking fund, if any, for such Preferred Shares;

   (h) The provision for redemption, if applicable, of such Preferred Shares;

   (i) Any listing of such Preferred Shares on any securities exchange;

   (j) If convertible, the terms and conditions upon which such Preferred Shares will be convertible into Common Shares, including the initial conversion price (or manner of calculation thereof) and the conversion period;

   (k) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

   (l) A discussion of federal income tax considerations applicable to such Preferred Shares;

   (m) The relative ranking and preference of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Trust;

   (n) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Trust; and

   (o) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Trust as a REIT.

   Rank. Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Trust, rank (i) senior to all classes or series of Common Shares, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Trust the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Preferred Shares. The term "equity securities" does not include convertible debt securities.

   Dividends. Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board of Trustees, out of assets of the Trust legally available for payment, dividends in such form, at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Trust on such record dates as shall be fixed by the Board of Trustees.

   Dividends on any series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are non-cumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Trust will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.


   If Preferred Shares of any series are outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Trust of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Shares of such series for all past unpaid dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per share of Preferred Shares of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares does not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.



   Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past unpaid dividend periods and the then current dividend period, and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other shares of capital stock ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Shares, or any other capital stock of the Trust ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares, or any other shares of capital stock of the Trust ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for other capital stock of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).


   Any dividend payment made on shares of a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

   Redemption. If so provided in the applicable Prospectus Supplement, the Preferred Shares shall be subject to mandatory redemption or redemption at the option of the Trust, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

   The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Trust in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of shares of capital stock of the Trust, the terms of such Preferred Shares may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable shares of capital stock of the Trust pursuant to conversion provisions specified in the applicable Prospectus Supplement.

   Notwithstanding the foregoing, unless (i) if a series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of such series of Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if a series of Preferred Shares does not have a cumulative dividend, full dividends on all of the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of Preferred Shares shall be redeemed unless all outstanding shares of Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series. In addition, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Trust shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for capital stock of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

   If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Trust and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Trust.

   Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of the Trust. Each notice shall state: (i) the redemption date; (ii) the number and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price;
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Trust in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

   Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of Capital Stock ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Trust, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Trust legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Trust. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Trust are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of Capital Stock ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of Capital Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Trust shall be distributed among the holders of any other classes or series of Capital Stock ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Trust with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Trust, shall not be deemed to constitute a liquidation, dissolution or winding up of the Trust.

   Voting Rights. Holders of the Preferred Shares will not have any voting rights, except as set forth below or as indicated in the applicable Prospectus Supplement.

   Whenever dividends on any Preferred Shares shall be in arrears for six or more consecutive quarterly periods, the holders of such Preferred Shares (voting separately as a class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees of the Trust at a special meeting called by the holders of record of at least twenty-five percent (25%) of any series of Preferred Shares so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Shares has a cumulative dividend, all dividends accumulated on such Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees will be increased by two trustees.

   Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares of a series remain outstanding, the Trust will not, without the affirmative vote or consent of the holders of at least a majority of such series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Trust into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Declaration of Trust or the Designating Amendment for such series of Preferred Shares, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Trust may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares and provided further that (x) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

   The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Shares of such series shall have been redeemed or called for redemption and sufficient funds shall have been set aside by the Trust in trust for the benefit of the holders of such shares to effect such redemption.

   Conversion Rights. The terms and conditions, if any, upon which any series of Preferred Shares is convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Trust, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Shares.

   Restrictions on Ownership. As discussed below under "Description of Capital Stock--Repurchase and Transferability of Shares," for the Trust to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Trust in meeting this requirement, the Trust may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Trust's outstanding equity securities, including any Preferred Shares. Therefore, the Designating Amendment for each series of Preferred Shares may contain provisions restricting the ownership and transfer of the Preferred Shares. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Shares.

   Transfer Agent and Registrar. The transfer agent and registrar for the Preferred Shares will be set forth in the applicable Prospectus Supplement.

Shareholder Liability to Third Persons and Indemnification by Trust

   The Declaration of Trust provides that shareholders shall not be personally liable in connection with the property or affairs of the Trust. The Declaration of Trust further provides that the Trust shall indemnify and hold harmless each shareholder from all claims and liabilities to which the shareholders may become subject by reason of his being or having been a shareholder, and that the Trust shall reimburse each shareholder for all legal and other expenses reasonably incurred by him in connection with such claim or liability. In addition, the Trust is required to, and as a matter of practice does, insert a recital in every written instrument creating any obligation of the Trust that such obligation is not binding upon any of the Trustees or shareholders personally. However, with respect to tort claims and contractual claims where shareholder liability is not disavowed as provided above, claims for taxes and certain statutory liabilities, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Trust. The Declaration of Trust provides that upon payment of any such claim the shareholders will be entitled to reimbursement from the Trust. Inasmuch as the Trust carries public liability insurance, any risk of personal liability to shareholders is limited to situations in which the Trust's assets plus its insurance coverage would be insufficient to satisfy the claims against the Trust and its shareholders. The Trust intends, as a matter of general policy, to make investments with a view to avoiding, to the extent possible, shareholder liability for obligations of the Trust by making such investments based on advice of counsel, or with due consideration as to the availability of indemnification or insurance coverage, as well as other considerations. Since the organization of the Trust as a REIT in 1971, no claim has ever been asserted against any shareholder personally for any obligation of the Trust by virtue of his status as a shareholder.

Repurchase and Transferability of Shares

   In order for the Trust to qualify as a REIT under the Code, not more than 50% in value of its outstanding shares of Capital Stock may be owned, directly or constructively, by five or fewer individuals during the last half of the taxable year, and the shares of Capital Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Shares of Capital Stock are not redeemable except that, under the Declaration of Trust, if, in the good faith opinion of the Trustees, ownership of the shares of Capital Stock has or may become concentrated to an extent which may prevent the Trust from qualifying as a REIT, the Trustees have the power, by lot or other means deemed equitable to them, to prevent the transfer of and/or call for redemption the number of shares of Capital Stock sufficient, in the opinion of the Trustees, to maintain or bring the direct or constructive ownership thereof into conformity with the requirements for qualification as a REIT. Concentrated ownership is restricted under the Declaration of Trust and the Bylaw so that where a shareholder acquires shares of Capital Stock which together with shares of Capital Stock owned as of such date would aggregate in excess of 9% of the shares of Capital Stock outstanding. Such excess shares of Capital Stock will be deemed to be Excess Shares ("Excess Shares"). The Excess Shares will be deemed to be issued and outstanding shares of stock of the Trust and will be freely transferable by the owner thereof. Holders of Excess Shares will not be entitled to exercise any voting rights with respect to such Excess Shares and will not be entitled to receive any dividends or other distributions with respect to such Excess Shares (other than distributions in additional shares of Capital Stock). All dividends and other distributions that would otherwise be payable with respect to Excess Shares will be accumulated by the Trust (or an agent thereof) and deposited in a savings account in a Massachusetts bank or with the Trust's dividend disbursing agent bank, for the benefit of, and be payable to, the holder of such Excess Shares at such time as such Excess Shares shall cease to be Excess Shares.

   The Declaration of Trust requires that each person who becomes the owner of Excess Shares immediately give notice or cause to be given notice to the Trust thereof and such other information as the Trust may reasonably require of such person with respect to identifying all owners and amount of ownership of its outstanding capital stock.


   The Excess Shares provisions may have the effect of delaying, deferring or preventing the acquisition of control of the Trust. However, the Declaration of Trust provides that such Excess Shares provisions shall not apply to shares of capital stock acquired by an underwriter in a public offering of Securities of the Trust, or in any transaction involving the issuance of Securities by the Trust, in which a majority of the Trustees determine that such underwriter will timely distribute such Securities to or among others such that following such distribution none of such Securities will be Excess Shares.



Amendment of Declaration of Trust by Trustees

   The Trustees may, by a 66-2/3% vote of the Trustees then in office, amend provisions of the Declaration of Trust from time to time without a vote of Shareholders to the extent deemed by the Trustees in good faith to be necessary, among other things, (a) to meet the requirements for qualification as a REIT under the Code or (b) to increase or decrease the number of authorized shares of Capital Stock.

Shareholder Rights and Certain Other Plans

   On June 21, 1989, the Board of Trustees adopted a shareholder rights plan (the "Shareholder Rights Plan"). Under such plan, one right was attached to each outstanding Common Share on July 5, 1989, and one right will be attached to each Common Share thereafter issued. Each right entitles the holder to purchase, under certain conditions, one one-hundredth of a share of Series A participating preferred stock for $60. The rights may also, under certain conditions, entitle the holders to receive Common Shares, common shares of an entity acquiring the Trust, or other consideration, each having a value equal to twice the exercise price of each right ($120). 150,000 of such Preferred Shares have been designated as Series A participating Preferred Shares and are reserved for issuance under the Shareholder Rights Plan. The rights are redeemable by the Trust at a price of $.01 per right. If not exercised or redeemed, all rights expire on July 5, 1999. The Board of Trustees has reserved the right to extend the Plan. The description and terms of the rights are set forth in a Shareholder Rights Agreement between the Trust and The First National Bank of Boston, as Rights Agent.

   The Board of Trustees also adopted a severance compensation plan (the "Severance Compensation Plan") for officers in the event of a "hostile takeover," which includes the following events, if not approved by two-thirds of the members of the Board of Trustees in office immediately prior to the occurrence of any such event: (i) the election as Trustee(s) in any year of one or more persons not nominated by at least two-thirds of the Board of Trustees in office prior to such election; (ii) a business combination such as a merger; (iii) the acquisition of 15% or more of the voting power of the Trust's securities by any person or entity; or (iv) the failure of the Trust to qualify as a REIT for tax purposes by reason of more than 50% in value of the Trust's voting securities outstanding being held by five or fewer individuals. All full time officers who have completed a minimum of 36 months of continuous employment with the Trust are eligible under the Severance Compensation Plan and will be entitled to severance compensation equal to three months compensation for each 12 months of employment based on the highest total annual compensation rate earned prior to the hostile takeover, subject to certain maximum payment limitations.

   The Shareholder Rights Plan, the Severance Compensation Plan and certain provisions of the Declaration of Trust and the Bylaw may have the effect of perpetuating the existing management of the Trust or discouraging any attempt by a third party to gain control of the Board of Trustees in the future.

                           DESCRIPTION OF WARRANTS

   The Trust may issue warrants or rights (collectively, the "Warrants") for the purchase of any series of Debt Securities or Common Shares of the Trust. Warrants may be issued independently or together with any other Securities and may be attached to or separate from such Securities.

   Each series of Warrants will be issued under a separate warrant agreement or rights agreement (each, a "Warrant Agreement") to be entered into between the Trust and a warrant agent or rights agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Trust in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

   The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (a) the title of such Warrants; (b) the aggregate number of such Warrants; (c) the price or prices at which such Warrants will be issued;
(d) the designation, aggregate principal amount and terms of the Securities purchasable upon exercise of such Warrants; (e) the designation and terms of the Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (f) if applicable, the date on and after which such Warrants and the related Securities will be separately transferable; (g) the price at which the Securities purchasable upon exercise of such Warrants may be purchased; (h) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Warrants that may be exercised at any one time; (j) information with respect to book-entry procedures, if any; (k) a discussion of certain federal income tax considerations; and (l) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                      DESCRIPTION OF UNITS OF SECURITIES

   The Trust may issue Units consisting of two or more other constituent Securities, which Units may be issuable as, and for the period of time specified therein may be transferable as, a single Security only, as distinguished from the separate constituent Securities comprising such Units. Any such Units will be offered pursuant to a Prospectus Supplement which will
(a) identify and designate the title of any series of Units; (b) identify and describe the separate constituent Securities comprising such Units; (c) set forth the price or prices at which such Units will be issued; (d) describe, if applicable, the date on and after which the constituent Securities comprising the Units will become separately transferable; (e) provide information with respect to book-entry procedures, if any; (f) discuss applicable federal income tax considerations relating to the Units; and (g) any other terms of the Units and their constituent Securities.

                             PLAN OF DISTRIBUTION

   The Trust may sell Securities through underwriters or dealers, directly to one or more purchasers, or through agents. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to the Trust's shareholders directly or through agents.

   The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale or at prices related to such prevailing market prices, or at negotiated prices.

   In connection with the sale of Securities, underwriters or agents may receive compensation from the Trust or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Trust, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Trust will be described, in the applicable Prospectus Supplement.

   Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Shares which are listed on the NYSE. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Trust may elect to list any series of Debt Securities or Preferred Shares on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

   Under agreements into which the Trust may enter, underwriters will be, and dealers and agents who participate in the distribution of Securities may be, entitled to indemnification by the Trust against certain liabilities, including liabilities under the Securities Act.

   Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Trust in the ordinary course of business.

   If so indicated in the applicable Prospectus Supplement, the Trust may itself, or may authorize underwriters or other persons acting as the Trust's agents to solicit offers by certain institutions to purchase Securities from the Trust pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Trust. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

   In the event the Trust acquires real estate properties through an affiliated operating partnership (or similar acquisition vehicle) which may be organized for such purpose (an "Operating Partnership"), interests in such Operating Partnership (collectively, the "Interests") would be issued in exchange for such property. If applicable, a Prospectus Supplement may cover the issuance by the Trust of Common Shares in exchange for Interests, in accordance with the terms of any applicable agreements relating to the acquisition of such properties.

   In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, Securities may not be sold in certain states unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities offered hereby may not simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                LEGAL MATTERS

   Certain legal matters, including the legality of the Securities, will be passed upon for the Trust by Olshan Grundman Frome & Rosenzweig LLP. Members of Olshan Grundman Frome & Rosenzweig LLP own an aggregate of 15,015 Common Shares and hold options to purchase an aggregate of 23,400 Common Shares.

                                   EXPERTS

   The financial statements and schedules of the Trust as of November 30, 1995 and 1994, and for each of the years in the three-year period ended November 30, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on financial statements of the Trust issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon their report and said authority.


   The Historical Summary of Gross Income and Direct Operating Expenses of Two Portland Square, One Portland Square and One Portland Square Parking Lot for the year ended December 31, 1995 appearing in MGI Properties' current report on Form 8-K dated July 2, 1996 as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such Historical Summary of Gross Income and Direct Operating Expenses are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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                         M G I     P R O P E R T I E S



       [PHOTO: Industrial: 1925 Andover Street, Tewksbury, Massachusetts]

    [PHOTO: Multi-family: Beachwood Apartments, Harrison Township, Michigan]

      [PHOTO: Office/R&D: One Executive Drive, Chelmsford, Massachusetts]

       [PHOTO: Office/R&D: Two Federal Street, Billerica, Massachusetts]

  "MGI Properties"(R) and "MGI"(R) are registered trademarks of MGI Properties.

================================================================================
   No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and Prospectus in connection with the offer made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Trust or the Underwriters. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has been no change in the facts set forth in this Prospectus Supplement or in the Prospectus or in the affairs of the Trust since the date hereof. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereby by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                -------------

                              TABLE OF CONTENTS

             PROSPECTUS SUPPLEMENT                Page
Prospectus Supplement Summary                      S-3
The Trust                                          S-7
Use of Proceeds                                   S-15
Market Prices of Common Shares and Dividends
  to Shareholders                                 S-15
Capitalization                                    S-16
Selected Financial Data                           S-17
Management's Discussion and Analysis of
  Financial Condition and Results of Operations   S-18
Management                                        S-23
Taxation                                          S-24
Underwriting                                      S-25
Legal Matters                                     S-25
Experts                                           S-26
Incorporation of Certain Documents By
  Reference                                       S-26

                  PROSPECTUS
Available Information                                2
Incorporation of Certain Documents by
  Reference                                          2
The Trust                                            3
Use of Proceeds                                      3
Ratio of Earnings to Fixed Charges                   3
Description of Debt Securities                       4
Description of Capital Stock                        12
Description of Warrants                             19
Description of Units of Securities                  19
Plan of Distribution                                20
Legal Matters                                       21
Experts                                             21



                                1,750,000 Shares

                                 MGI Properties

                                  Common Shares

                              ---------------------
                              PROSPECTUS SUPPLEMENT
                              ---------------------

                               Alex. Brown & Sons
                                  Incorporated

                        Davenport & Co. of Virginia, Inc.

                            Sutro & Co. Incorporated

                                 Tucker Anthony
                                  Incorporated

                                 January , 1997

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